Exhibit 99.1

FINANCIAL HIGHLIGHTS

(in US$ millions, except per share data and ratios)	2013	IFRS 2012	IFRS 2011	Previous Canadian GAAP 2010	Previous Canadian GAAP 2009
INCOME STATEMENT					
Net sales	**2,184.3**	1,948.3	1,725.7	1,311.5	1,038.3
EBITDA[1]	**446.8**	264.8	312.9	278.4	160.6
Net earnings	**320.2**	148.5	234.2	198.2	95.3
Diluted earnings per share	**2.61**	1.22	1.91	1.63	0.79
Adjusted net earnings[1]	**330.3**	157.3	246.9	203.6	99.7
Adjusted diluted earnings per share[1]	**2.69**	1.29	2.02	1.67	0.82
CASH FLOW					
Operating cash flow[2]	**429.2**	242.7	282.1	270.6	159.5
Changes in non-cash working capital balances	**(2.0)**	(23.1)	(118.4)	30.9	9.7
Capital expenditures	**(167.0)**	(76.8)	(160.0)	(127.9)	(44.9)
Free cash flow[1]	**263.1**	145.0	18.0	175.9	132.2
FINANCIAL POSITION					
Total assets	**2,043.7**	1,896.4	1,857.4	1,327.5	1,074.5
Long-term debt (including current portion)	**-**	181.0	209.0	-	4.4
(Cash in excess of total indebtedness) Net indebtedness[1]	**(97.4)**	110.6	127.0	(258.4)	(95.3)
Shareholders' equity	**1,719.4**	1,426.3	1,311.1	1,114.4	910.8
FINANCIAL RATIOS					
EBITDA margin	**20.5%**	13.6%	18.1%	21.2%	15.5%
Net debt to EBITDA	**n.a.**	0.4 x	0.4 x	n.a.	n.a.
Net earnings margin[3]	**15.1%**	8.1%	14.3%	15.5%	9.6%
Return on shareholders' equity[4]	**21.0%**	11.5%	20.4%	20.2%	11.3%

(1) EBITDA, adjusted net earnings, adjusted diluted earnings per share, free cash flow and net indebtedness (cash in excess of total indebtedness) are non-GAAP financial measures.
See "Definition and reconciliation of non-GAAP financial measures" in the 2013 Management's Discussion and Analysis.
(2) Cash flows from operating activities before changes in non-cash working capital balances.
(3) Adjusted net earnings divided by net sales.
(4) Adjusted net earnings divided by average shareholders' equity for the period.
n.a. Not applicable.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

FINANCIAL HIGHLIGHTS

NET SALES

(in US$ millions)

2009	2010	2011	2012	**2013**
1,038.3	1,311.5	1,725.7	1,948.3	**2,184.3**

ADJUSTED DILUTED EARNINGS PER SHARE[1]

(in US$)

2009	2010	2011	2012	**2013**
0.82	1.67	2.02	1.29	**2.69**

(1) EBITDA, adjusted net earnings, adjusted diluted earnings per share, free cash flow and net indebtedness (cash in excess of total indebtness) are non-GAAP financial measures.
See "Definition and reconciliation of non-GAAP financial measures" in the 2013 Management's Discussion and Analysis.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

MESSAGE FROM THE CHAIRMAN

Gildan is committed to combine strong financial performance with best practices in corporate governance and social responsibility.

Fiscal 2013 was a highly successful year for Gildan, in which the Company achieved record results and made important progress towards achieving its long-term strategic initiatives.

We were pleased with the performance of our branded programs in retail, including our national Gildan® branded underwear program, and are continuing to obtain new programs for both our Gildan® and Gold Toe® brands, as well as secure new brand licenses. We also reinforced our leading position in the U.S. printwear market, and achieved continuing growth and penetration in international printwear markets.

During 2013, we continued to make major capital investments in capacity expansions and cost reduction programs. The Rio Nance 5 facility was ramped up successfully and we are progressing with the modernization and refurbishment of Rio Nance 1. We announced our intention to begin investment in our next new textile facility in Central America and we are proceeding with our plans to construct three greenfield yarn-spinning facilities in the U.S.

As a result of the financial results in 2013 and management's and the Board's confidence in the outlook for continuing cash flow generation, on November 21, 2013 we announced a 20% increase in our quarterly dividend.

Gildan is committed to combine strong financial performance with best practices in corporate governance and social responsibility. We were pleased to be one of only two North American apparel brands included in the Dow Jones World Sustainability Index, with effect from September 23, 2013. Also, Gildan again placed highly in the annual Globe and Mail rankings of the corporate governance performance of the companies included in the S&P/TSX Composite Index.

In February 2014, Richard Strubel is stepping down from the Board of Directors, having already served an additional year beyond our retirement policy. Dick was one of Gildan's first Directors appointed after Gildan's initial public offering. He has made an immense contribution to Gildan's evolution as a public company, for which we are very grateful. He will be missed.

GILDAN

We were pleased to announce the appointment to the Board of Russ Hagey, effective November 1, 2013. Russ is a Senior Partner and the Worldwide Chief Talent Officer of one of the world's leading management consulting firms. We welcome Russ as a Director. He will bring excellent experience and perspective to the Board and has a horizon of many years which will allow us to ensure continuity and succession planning at the Board level.

On behalf of the Board, I would like to thank Glenn and the senior management team, as well as all of our employees worldwide. Gildan's culture of dedication, hard work and respect for each employee is itself a competitive advantage that the entire Company embraces.

(signed)

William D. Anderson
Chairman of the Board

MESSAGE FROM THE PRESIDENT AND CEO

Our brands are trusted by consumers, screenprinters, wholesale distributors and retailers for better design features, consistent superior product quality, durability and value for money.

2013 was a record year for Gildan. We reported record quarterly earnings in all four fiscal quarters. EPS for the full year was more than double the previous year, due to the reduction in the cost of cotton, top-line sales growth, our higher-valued branded product-mix and our continued investments in manufacturing cost reductions. We generated free cash flow of U.S. $263 million in 2013, after spending a record U.S. $167 million in capital expenditures to support our continuing long-term growth in sales and earnings.

We further reinforced our leadership position in our historical core business in the U.S. printwear market. We achieved continuing success in our growth strategies to increase our penetration of international printwear markets and to develop Gildan® as a consumer brand for basic apparel sold through retailers. Our brands are trusted by consumers, screenprinters, wholesale distributors and retailers for better design features, consistent superior product quality, durability and value for money. We are able to deliver this value proposition as a result of our capital investments in our vertically-integrated manufacturing, which allow us to enhance product quality and position Gildan as a global low-cost producer.

During fiscal 2013 we achieved our first national mass-market Gildan® branded underwear program. From the outset, sell-through by retailers to consumers has been very strong and in excess of our expectations. We are now placing Gildan® and Gold Toe® branded programs in multiple channels of distribution. Our premium Gildan Platinum™ brand is being distributed in department stores and a national chain and the Gildan® Smart Basics™ brand is being sold in dollar stores. Our Gold Toe® brand is further building on its leading position in department stores and national chains, and we have recently introduced the Gold Toe® G® brand for underwear and activewear, which is targeted at a younger demographic.

We are supporting our brands with increased investments in brand marketing and advertising which are resulting in increased brand equity and heightened consumer awareness of the Gildan® brand. Our brand advertising for the Gildan® brand included a commercial during Super Bowl® XLVII, which was aired on February 3, 2013, as well as sponsorship of the opening game in the NCAA college football bowl series, the Gildan New Mexico Bowl, sponsorship of the ESPN Champions Classic Basketball Tournament and other sports sponsorship activities in partnership with ESPN. We are also investing in brand advertising to re-invigorate the Gold Toe® portfolio of brands, and to expand from the brand's loyal base as a classic men's brand by increasing brand penetration in the ladies and youth categories.

MESSAGE FROM THE PRESIDENT AND CEO

Continued

In addition, we are increasing our portfolio of licensed brands, which include the Under Armour® brand for socks in the U.S. We recently announced that we had secured licenses for Mossy Oak® for activewear, underwear and socks.

We are also developing long-term strategic supply chain relationships with global lifestyle brands seeking manufacturing partners with large-scale production which is geographically located to service replenishment programs in North America. Gildan's emphasis on product quality and social responsibility is of prime importance for these customers.

Gildan is a vertically-integrated apparel company which has continuously made major capital investments for capacity expansion, new product technology, quality enhancements and manufacturing cost reductions. In fiscal 2013 we ramped up our newest, largest and most cost-efficient textile facility, the Rio Nance 5 facility in Honduras, and began upgrading a smaller textile facility in Honduras which had been included in the acquisition of Anvil in 2012. We also expanded our sewing operations in Honduras and started a new sewing plant in the Dominican Republic. We continued to expand our biomass renewable energy facilities. We have now announced our capital expenditure program for fiscal 2014. In addition to ramping up Rio Nance 1, which we are modernizing and upgrading, we also announced our intention to construct our next new textile facility. We are continuing to expand our biomass facilities in Honduras, to produce electricity as well as steam.

We are also seeking to further widen our manufacturing cost advantage and further differentiate our product quality by investing in vertically-integrated yarn-spinning. In the last year, we have announced the construction of three greenfield yarn-spinning facilities in the South-East U.S., as well as the modernization and refurbishment of two former joint-venture yarn-spinning facilities.

We are continuing to generate significant free cash flows after capital expenditures and financing the working capital requirements to support our growth. We have now repaid the bank indebtedness which we incurred to finance the acquisitions of Gold Toe and Anvil. We ended fiscal 2013 with no outstanding debt and cash and cash equivalents amounting to close to U.S. $100 million. Consequently a major focus for management and the Board in fiscal 2014 will be to analyze options to re-invest excess cash flow to create shareholder value and further increase EPS growth in the future.

I would like to express my appreciation to Dick Strubel who, as mentioned in the Chairman's Message, is not standing for re-election to the Board at our upcoming Annual Meeting, having reached our retirement age. Dick has been a Director for virtually our entire life as a public company and he has made an important contribution to Gildan's development and success during that time. I have always personally placed great value on his advice and counsel.

In conclusion, I would like to recognize that our success is due to the support of our customers and our over 34,000 employees and to thank you, our shareholders, for your continuing support. We believe we are poised for an exciting next phase of the Gildan story as we continue to implement our growth strategy, continue to develop Gildan® as a consumer brand, continue to expand in international markets and evaluate further complementary acquisitions.

(signed)

Glenn J. Chamandy
President and
Chief Executive Officer

2013
REPORT TO
SHAREHOLDERS
November 26, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		2
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		2
3.0	OUR BUSINESS		4
	3.1	Overview
	3.2	Our operating segments
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		7
5.0	OPERATING RESULTS		10
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter results
6.0	FINANCIAL CONDITION		21
7.0	CASH FLOWS		23
8.0	LIQUIDITY AND CAPITAL RESOURCES		25
9.0	LEGAL PROCEEDINGS		27
10.0	OUTLOOK		27
11.0	FINANCIAL RISK MANAGEMENT		27
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		32
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		34
14.0	RELATED PARTY TRANSACTIONS		36
15.0	DISCLOSURE CONTROLS AND PROCEDURES		36
16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		36
17.0	RISKS AND UNCERTAINTIES		37
18.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		46
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			48
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			49
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			55

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 PREFACE

1.1 Definitions

In this annual Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to November 26, 2013, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

1.3 Accounting framework

All financial information contained in this annual MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

1.4 Additional information

Additional information about Gildan, including our 2013 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This annual MD&A comments on our operations, financial performance and financial condition as at and for the years ended September 29, 2013 and September 30, 2012. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, please refer to Gildan’s audited annual consolidated financial statements for the year ended September 29, 2013 and the related notes when reading this MD&A.

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
 disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
 our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
 negative publicity as a result of actual, alleged or perceived violations of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear and socks. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. We distribute our products in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international printwear markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers. We are also developing Gildan® as a consumer brand for activewear and underwear. The Company also manufactures select programs for leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.2 Our operating segments

The Company manages and reports its business under the following two operating segments, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist mainly of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our Gildan® brand. In fiscal 2012, we added the Anvil® brand and brand extensions, following the acquisition of Anvil Holdings, Inc. (Anvil). In addition, in fiscal 2013, we entered into a license arrangement with New Balance Athletic Shoe, Inc., to sell New Balance® branded performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors sell our products to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 4

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. A significant portion of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands, as well as select national retailers’ brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market. We are increasingly developing the Gildan® brand within multiple retail channels. We have placement of Gildan® branded programs within the mass-retail channel, we recently launched our premium Gildan Platinum™ brand in department stores and a major national chain, and Smart Basics™ in “dollar” stores. In addition to the Gildan® brand, our portfolio of consumer brands includes:
•	the core Gold Toe® brand, which has high consumer brand recognition and strong consumer loyalty in national chains, department stores, and price clubs;
•	the G® brand line of socks, underwear and activewear which is targeted at a younger consumer demographic;
•	the SilverToe® brand sold to a national chain;
•	the GT a Gold Toe Brand®, which we believe has further potential for development in the mass-market;
•	the PowerSox® athletic performance brand which is distributed mainly through sports specialty retailers and national chains;
•	the Auro® brand for the mass-market;
•	the All Pro® brand, an athletic sock brand for the mass-market; and
•	an exclusive license for socks for the Under Armour® brand in the U.S.

Furthermore, we also manufacture, decorate and distribute products for leading global consumer brands, including major sportswear and family entertainment brands.

3.3 Our operations

3.3.1 Textile and sock manufacturing
We have developed a significant manufacturing infrastructure in two main hubs in Central America and the Caribbean Basin, where we have built modern textile and sock manufacturing facilities and have established sewing operations. In addition, we own a small vertically-integrated manufacturing facility for the production of activewear in Bangladesh which mainly serves our international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement Gildan’s large scale, vertically-integrated manufacturing.

Central America
Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities for the production of activewear and underwear, Rio Nance 1, Rio Nance 2 and our newest and largest facility, Rio Nance 5. Textiles produced in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. At the Rio Nance complex, we also have constructed and operate two sock manufacturing facilities, Rio Nance 3 and Rio Nance 4. During fiscal 2012, while ramping up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013. As part of the acquisition of Anvil in fiscal 2012, we integrated a smaller textile facility in Honduras in close proximity to our main complex in Rio Nance. The Company is currently upgrading and expanding the former Anvil textile facility in Honduras to support its growth in more specialized performance and fashion products. We are currently evaluating two potential locations in Central America for a planned new textile facility. The Company is continuing to expand its production capacity because it believes that it is well positioned to build on its competitive strengths in order to achieve continuing sales and earnings growth in Printwear in both the U.S. and international markets, and to continue to achieve new branded programs in Branded Apparel. The investment in the new facility is expected to begin early in the second half of fiscal 2014 and it is projected to be built and ramped up in fiscal 2015 and 2016.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caribbean Basin
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our two sewing facilities in the Dominican Republic. Operations at our second sewing facility in the Dominican Republic began in fiscal 2013 and we are currently investing in the development of a third sewing facility in the region.

3.3.2 Screenprinting/Decorating
During fiscal 2013, we acquired screenprinting and apparel decorating capabilities from New Buffalo Shirt Factory Inc. (New Buffalo) and its operating affiliate in Honduras to support and further complement our business as a supply chain partner to leading global athletic and lifestyle consumer brands. We now operate two screenprinting and decorating facilities located in Clarence, NY and in Quimistan, Santa Barbara, Honduras.

3.3.3 Yarn-spinning
We satisfy our yarn requirements primarily by sourcing in the U.S. from third-party yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning facilities in the U.S. Following our acquisition of the remaining 50% interest in CanAm Yarns, LLC (CanAm), as discussed in section 5.2.2 of this MD&A, we now own two open-end yarn-spinning facilities, located in Clarkton, NC and Cedartown, GA. We are currently investing in the refurbishment and modernization of these yarn-spinning facilities, which is expected to be completed during fiscal 2014. During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We are developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which is expected to begin production in the second quarter of fiscal 2014. On September 23, 2013, the Company also announced investments for fiscal 2014 and 2015, in excess of $200 million, for the construction of two additional yarn-spinning facilities. One of the facilities will be located in Salisbury, NC, adjacent to the facility which is currently being developed, and the second facility will be located in Mocksville, NC.

3.3.4 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 46 retail stores located in outlet malls throughout the United States.

3.3.5 Employees and corporate office
We currently employ over 34,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is making a significant investment in advertising in support of further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), Hanesbrands Inc. (Hanesbrands), smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. We also compete with private label brands sold by some of our distributors. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, Renfro Corporation and Jockey International, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly in the U.S. wholesale distributor channel, through the expansion of our production capacity and the introduction of new products, we continue to pursue additional growth opportunities to increase our penetration in the North American printwear markets. We also intend to continue to expand our presence in targeted international printwear markets outside of the U.S. and Canada, which currently represent less than 10% of the Company’s total consolidated net sales, by penetrating new markets and new distribution channels and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands sold in the printwear channel, which in addition to our leading Gildan® brand include the Anvil® brand and the licensed New Balance® brand, each with a different brand positioning in the channel. In addition, we are pursuing further sales growth through the introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels, performance products, enhanced sport shirts offerings and work wear assortments. New product introductions could also allow us to service certain niches of the printwear channel in which we previously did not participate.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal 2013 progress
•
 We launched a basic performance activewear product-line under the Gildan Performance™ brand. Our Gildan Performance™ line features moisture management attributes and anti-microbial properties which we incorporated through innovations into our textile production process to ensure long-lasting performance.

•	We introduced a New Balance® sports performance line for activewear products in the printwear distributor channel in the U.S. and Canada.
•
 We enhanced the Anvil product-line and have repositioned the brand to focus on contemporary ring-spun niche products, to further complement the Gildan product offering in the printwear market. The new Anvil line is expected to be launched in January 2014 and will feature fashion fitted styles with ring spun softness.

•	We continued our penetration in international printwear markets and grew our sales by 14%.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear. The Company is investing in the further development of the Gildan® and Gold Toe® portfolio of consumer brands and is making a significant investment in advertising in support of these brands.

Although we are primarily focused on further developing our Gildan® and Gold Toe® brands, we are also focused on building our relationships as a supply chain partner to global athletic and lifestyle brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. Our objective is to build on the strong established relationships we currently have with select major sportswear and family entertainment companies and grow our current sales in activewear with this customer base. In addition, we believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

Fiscal 2013 progress
•
 We secured new branded programs for fiscal 2013 with national retail customers and regional retail chains, some of which replaced retailer private label programs we were previously supplying. We believe these new program placements in underwear, socks and activewear are providing significant exposure and visibility for the Gildan® brand.

–	During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a U.S. national mass-market retailer.
–
 We gained further traction with the Company’s new G® brand for underwear and activewear, which is being targeted at a younger consumer demographic, by securing additional distribution in national chains and department stores.

•
 In order to maximize the opportunity provided by the new branded programs, Gildan increased its advertising expenditures in support of its Gildan® and Gold Toe® brands during fiscal 2013 by over $15 million compared with fiscal 2012, including a commercial which aired during Super Bowl® XLVII on February 3, 2013.

•
 We increased our industry-leading market share position in department stores and national chains for Gold Toe® socks, demonstrating the benefit of the Company’s increased investments in marketing and advertising to further enhance the equity of the brand.

•
 On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands, in order to be able to provide a more streamlined sourcing solution for these brands.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 8

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	We increased our sales with global consumer brands during fiscal 2013 and we secured further important new programs for fiscal 2014.
•
 The Company has also continued to achieve placement of new Gildan® and Gold Toe® branded programs for fiscal 2014, including the introduction of its premium Gildan Platinum™ brand at department stores and a major national retail chain.

•	In the first quarter of fiscal 2014, we obtained the worldwide license for the Mossy Oak® brand for activewear, underwear and socks.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

Fiscal 2013 progress
•
 The Company began to implement a significant initiative in yarn-spinning capabilities. Investments during fiscal 2013 included the acquisition of the remaining 50% interest of our yarn-spinning joint venture, the refurbishment and modernization of the two open-end yarn spinning facilities previously operated by the joint venture, and the development of a new ring-spun yarn manufacturing facility in Salisbury, N.C. Ring-spun products will be utilized to enhance the Company’s product offering in the Branded Apparel and Printwear segments. In addition, on September 23, 2013, the Company announced further investments for fiscal 2014 and 2015 for the construction of two additional yarn-spinning facilities. We are currently targeting to achieve important cost savings from our yarn spinning investments, starting in fiscal 2015. See section 3.3.3 in this MD&A for more information about our yarn-spinning operations.

•	We completed the production ramp up in our newest facility Rio Nance 5, which is now operating at a more cost-efficient level as compared with our existing textile facilities.
•
 We invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve its cost efficiency and resumed production at Rio Nance 1 during the fourth quarter of the fiscal year. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1, combined with our planned new textile facility, are expected to support our capacity requirements for our planned growth over the next few years. We are also upgrading equipment at the former Anvil facility in Honduras to support our growth in more specialized performance and fashion products.

•
 We expanded our biomass facilities to generate cost reductions and further reduce our reliance on high-cost fossil fuels and our impact on the environment. Our investment in biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes reflect the Company’s commitment to environmental sustainability.

•	We began construction of a new distribution centre in the Rio Nance complex in Honduras, which is expected to enhance the efficiency and cost effectiveness of our supply chain.

4.4	Reinvest cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. We may also consider share repurchases. In addition, the Company allocates cash towards the payment of a dividend.

Fiscal 2013 progress
•	We generated free cash flow of $263.1 million after investing $167.0 million in capital expenditures.
•	We repaid in full amounts drawn on our revolving long-term bank credit facility, which had been used to fund the acquisitions of Gold Toe and Anvil.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands. See section 5.2.1 in this MD&A for more information.

•	On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of this annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 18.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions

We completed two business acquisitions in fiscal 2013, and one in fiscal 2012, which are described below. The Company accounted for these acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of each acquisition have been consolidated with those of the Company from the respective dates of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2013 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the dates of acquisitions.

5.2.1 New Buffalo
On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo is a leader in screenprinting and apparel decoration, which provides high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo is to complement the further development of the Company’s relationships with the major consumer brands which it supplies, and this customer base is expected to fully utilize the capacity of the New Buffalo facilities. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. The acquisition of New Buffalo, while strategically significant, is in itself not material to the Company’s results for fiscal 2013.

The audited annual consolidated financial statements for the year ended September 29, 2013 include the results of New Buffalo from June 21, 2013 to September 29, 2013. The results of New Buffalo are included in the Branded Apparel segment.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2.2 CanAm
On October 29, 2012, the Company acquired the remaining 50% interest of CanAm, its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (Gildan Yarns). The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. Gildan Yarns operates yarn-spinning facilities in the U.S. in Cedartown, GA and Clarkton, NC, and all of the output from these facilities is utilized by the Company in its manufacturing operations.

The Company previously accounted for its 50% interest in CanAm using the equity method. The acquisition of the remaining 50% interest was accounted for as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The audited annual consolidated financial statements for the year ended September 29, 2013 include 100% of the accounts of Gildan Yarns from October 29, 2012 to September 29, 2013. In fiscal 2013, the output of Gildan Yarns was consumed primarily by the Printwear segment.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. In addition, at the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the year ended September 29, 2013.

5.2.3 Anvil
On May 9, 2012, the Company acquired 100% of the common shares of Anvil, a supplier of high-quality basic T-shirts and sport shirts, for cash consideration of $87.4 million, net of cash acquired. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility.

The audited annual consolidated financial statements include the results of Anvil from May 9, 2012 onwards. The Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of products for leading consumer brands, including major sportswear and family entertainment brands.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation	Variation
	2013	2012	2011	2013-2012	2012-2011

Net sales	2,184.3	1,948.3	1,725.7	236.0	222.6
Gross profit	634.0	396.1	437.6	237.9	(41.5)
Selling, general and administrative expenses	282.6	226.0	198.9	56.6	27.1
Operating income	342.7	155.1	220.6	187.6	(65.5)
EBITDA(1)	446.8	264.8	312.9	182.0	(48.1)
Net earnings	320.2	148.5	234.2	171.7	(85.7)
Adjusted net earnings(1)	330.3	157.3	246.9	173.0	(89.6)

Basic EPS	2.64	1.22	1.93	1.42	(0.71)
Diluted EPS	2.61	1.22	1.91	1.39	(0.69)
Adjusted diluted EPS(1)	2.69	1.29	2.02	1.40	(0.73)

Gross margin	29.0%	20.3%	25.4%	8.7 pp	(5.1) pp
Selling, general and administrative expenses
as a percentage of sales	12.9%	11.6%	11.5%	1.3 pp	0.1 pp
Operating margin	15.7%	8.0%	12.8%	7.7 pp	(4.8) pp
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.4 Consolidated operating review

Results in the prior year, particularly in the first half and part of the third quarter of fiscal 2012, were significantly impacted by the negative effect of the consumption of inventory manufactured with cotton purchased at historically high cotton price levels as a result of the rise of cotton prices which occurred in fiscal 2011. In addition, for various reasons, the Company reduced selling prices at the beginning of fiscal 2012, while still being required to consume this high-cost inventory. Consequently, the Company’s profitability in fiscal 2012 was negatively impacted relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Results in fiscal 2013 returned to record levels of profitability due to a combination of sales growth, manufacturing and supply chain efficiencies, and the closer alignment of industry selling prices and the cost of cotton in inventories consumed during fiscal 2013.

5.4.1 Net sales
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Segmented net sales
Printwear	1,468.7	1,334.3	1,327.7	134.4	6.6
Branded Apparel	715.6	614.0	398.0	101.6	216.0
Total net sales	2,184.3	1,948.3	1,725.7	236.0	222.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
Consolidated net sales for fiscal 2013 were in line with the Company's guidance provided on August 1, 2013 of net sales slightly in excess of $2,150 million.

The increase in consolidated net sales in fiscal 2013 compared to fiscal 2012 was due to the acquisition of Anvil, organic growth in Printwear unit sales volumes, including a 14% unit sales volume increase in international printwear markets, despite capacity constraints which limited the Company’s ability to fully capitalize on seasonal peak demand, as well as increased Branded Apparel segment sales driven by higher sales of Gildan® branded activewear and underwear to retail customers. These positive factors

GILDAN 2013 REPORT TO SHAREHOLDERS P. 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

were partially offset by lower net selling prices for Printwear, and slightly lower sock sales primarily in the first half of the fiscal year.

Fiscal 2012 compared to fiscal 2011
The increase in consolidated net sales in fiscal 2012 compared to fiscal 2011 was due to the impact of the acquisitions of Gold Toe and Anvil, higher Printwear unit sales in the U.S., a 16% sales increase in international printwear markets due to higher unit sales volume growth, as well as higher selling prices and more favourable product-mix for Branded Apparel. These positive factors were partially offset by lower net selling prices for Printwear, including the impact of the decrease in the value of local currencies compared to the U.S. dollar, the impact of significant inventory destocking in the first quarter of fiscal 2012 in the U.S. distributor channel, which was not fully replenished during the year, and lower organic unit volumes in Branded Apparel due to weak retail market conditions and the transition out of private label programs.

5.4.2 Gross profit
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Gross profit	634.0	396.1	437.6	237.9	(41.5)
Gross margin	29.0%	20.3%	25.4%	8.7 pp	(5.1) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Fiscal 2013 compared to fiscal 2012
The improvement in gross margin was mainly due to significantly lower cotton costs and increased supply chain and manufacturing efficiencies due primarily to the completion of the ramp-up of Rio Nance 5 and cost reduction projects, including the biomass project at Rio Nance, as well as more favourable product-mix for Branded Apparel, which more than offset lower net selling prices for Printwear.

Fiscal 2012 compared to fiscal 2011
The decline in gross margin for fiscal 2012 compared to fiscal 2011 was mainly due to higher cotton costs, lower average net selling prices for Printwear, including a special distributor inventory devaluation discount incurred in the first quarter of fiscal 2012, and manufacturing inefficiencies, including the impact of transitional inefficiencies related to the ramp-down of our Rio Nance 1 facility and the initial ramp-up of Rio Nance 5, as well as manufacturing shutdown costs during the year, which more than offset the positive impact of the Gold Toe acquisition, favourable efficiencies in sock manufacturing and higher selling prices and more favourable product-mix in the Branded Apparel segment.

Gross margins in the second half of fiscal 2012 improved significantly compared to gross margins in the first half of the fiscal year as the Company consumed inventory with increasingly lower cost cotton compared to the first half of fiscal 2012.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.3 Selling, general and administrative expenses
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

SG&A expenses	282.6	226.0	198.9	56.6	27.1
SG&A expenses as a percentage of sales	12.9%	11.6%	11.5%	1.3 pp	0.1 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

Fiscal 2013 compared to fiscal 2012
The increase in SG&A expenses in fiscal 2013 compared to fiscal 2012 was due to increased marketing and advertising expenses, higher variable performance-driven compensation expenses, the impact of the acquisition of Anvil and higher volume-driven distribution costs.

Fiscal 2012 compared to fiscal 2011
The increase in SG&A expenses in fiscal 2012 compared to fiscal 2011 was due to the impact of the acquisitions of Gold Toe and Anvil, higher amortization of intangible assets related to the acquisition of Gold Toe and increased marketing expenses, partially offset by lower variable performance-driven compensation expenses, distribution efficiencies in the Branded Apparel segment and the non-recurrence of a prior year loss relating to the early termination of the Company’s previous corporate aircraft lease.

5.4.4 Restructuring and acquisition-related costs
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Facility closures and relocations	5.9	6.0	7.0	(0.1)	(1.0)
Business acquisitions and changes in
management structure	2.9	9.0	11.2	(6.1)	(2.2)
Restructuring and acquisition-related costs	8.8	15.0	18.2	(6.2)	(3.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

Costs related to facility closures and relocations for all years presented consisted primarily of asset write-downs and employee termination and benefit costs incurred in connection with facilities closed in prior years. In fiscal 2013, most of the $5.9 million in facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013.

Costs related to business acquisitions and changes in management structure of $2.9 million in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. In fiscal 2012, costs related to business acquisitions and changes in management structure of $9.0 million related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil. In fiscal 2011, costs related to business acquisitions and changes in management structure of $11.2 million related primarily to costs incurred pursuant to the acquisition of Gold Toe.

Please refer to note 18 to the 2013 annual audited consolidated financial statements for additional information related to restructuring and acquisition-related costs.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

For closed facilities which are included in assets held for sale, the Company expects to incur additional carrying costs which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

5.4.5 Operating income
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Operating income	342.7	155.1	220.6	187.6	(65.5)
Operating margin	15.7%	8.0%	12.8%	7.7 pp	(4.8) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The increase in operating income in fiscal 2013 compared to fiscal 2012 reflected a significant improvement from both operating segments due primarily to increased sales, lower cotton costs, increased manufacturing efficiencies and lower restructuring and acquisition-related expenses, partially offset by higher SG&A expenses.

Fiscal 2012 compared to fiscal 2011
The decline in operating income in fiscal 2012 compared to fiscal 2011 was primarily due to the operating income decline in Printwear, partially offset by improved operating income performance in the Branded Apparel segment and lower corporate and other expenses related mainly to lower variable compensation expenses.

5.4.6 Financial expenses, net
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Interest expense on financial liabilities
recorded at amortized cost	3.9	7.3	3.2	(3.4)	4.1
Recognition of deferred hedging loss on
interest rate swaps	4.7	-	-	4.7	-
Bank and other financial charges	3.7	3.7	2.2	-	1.5
Interest accretion on discounted provision	0.3	0.3	0.3	-	-
Foreign exchange loss (gain)	0.2	0.3	(1.1)	(0.1)	1.4
Derivative (gain) loss on financial instruments
not designated for hedge accounting	(0.8)	-	1.5	(0.8)	(1.5)
Financial expenses, net	12.0	11.6	6.1	0.4	5.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The increase in net financial expenses in fiscal 2013 was mainly due to the recognition of a deferred hedging loss on interest rate swap contracts, as described under the heading entitled “Derivative financial instruments” in section 11.2.2 of this MD&A, offset by lower interest expense as a result of the reduction of amounts drawn on our revolving long-term bank credit facility.

Fiscal 2012 compared to fiscal 2011
The increase in net financial expenses in fiscal 2012 was primarily due to higher interest expense resulting from increased borrowings from the Company’s revolving long-term bank credit facility, which was used to finance the acquisition of Anvil.

5.4.7 Income taxes
The Company’s average effective tax rate, excluding the impact of restructuring and acquisition-related costs is calculated as follows:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Earnings before income taxes	330.7	144.1	214.9	186.6	(70.8)
Income tax expense (recovery)	10.5	(4.3)	(19.2)	14.8	14.9
Average effective income tax rate	3.2%	(3.0%)	(8.9%)	6.2 pp	5.9 pp

Earnings before income taxes and restructuring
and acquisition-related costs	339.5	159.1	233.1	180.4	(74.0)
Income tax expense (recovery) excluding tax recoveries
on restructuring and acquisition-related costs(1)	13.9	1.9	(13.7)	12.0	15.6
Average effective income tax rate, excluding the impact
of restructuring and acquisition-related costs	4.1%	1.2%	(5.9%)	2.9 pp	7.1 pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The income tax expense of $10.5 million for fiscal 2013 included an income tax recovery of $3.4 million related to restructuring and acquisition-related costs, of which $1.1 million related to the reversal of a deferred tax liability in the first quarter associated with the Company’s previously held interest in CanAm, as a result of the acquisition of the remaining 50% interest in CanAm. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 4.1% in fiscal 2013, compared to 1.2% in fiscal 2012. The increase was due primarily to the improved profitability of our Branded Apparel segment.

Fiscal 2012 compared to fiscal 2011
The lower income tax recovery in fiscal 2012 compared to fiscal 2011 was due to the improved profitability of our Branded Apparel segment.

The Company’s growth plans for the Branded Apparel segment are expected to result in an increased proportion of the Company’s profits earned in higher tax rate jurisdictions, and consequently, would result in an increase to the Company’s overall effective income tax rate in future years.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
				Variation	Variation
(in $ millions, except per share amounts)	2013	2012	2011	2013-2012	2012-2011

Net earnings	320.2	148.5	234.2	171.7	(85.7)
Adjustments for:
Restructuring and acquisition-related costs	8.8	15.0	18.2	(6.2)	(3.2)
Recognition of deferred hedging loss on
interest rate swaps	4.7	-	-	4.7	-
Income tax recovery on restructuring and
acquisition-related costs	(3.4)	(6.2)	(5.5)	2.8	(0.7)
Adjusted net earnings(1)	330.3	157.3	246.9	173.0	(89.6)
Basic EPS	2.64	1.22	1.93	1.42	(0.71)
Diluted EPS	2.61	1.22	1.91	1.39	(0.69)
Adjusted diluted EPS(1)	2.69	1.29	2.02	1.40	(0.73)
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal 2013 compared to fiscal 2012
The increase in net earnings in fiscal 2013 compared to fiscal 2012 was primarily due to the significant improvement in operating income from both the Printwear and Branded Apparel segments, partially offset by higher income taxes.

Adjusted diluted EPS for fiscal 2013 were in line with the Company’s earnings guidance of $2.67-$2.70 per share provided on August 1, 2013.

Fiscal 2012 compared to fiscal 2011
The decline in net earnings in fiscal 2012 compared to fiscal 2011 was due to lower operating income from both the Printwear and Branded Apparel segments, higher income taxes and higher net financial expenses.

5.5 Segmented operating review

(in $ millions)	2013	2012	Variation

Segmented net sales:
Printwear	1,468.7	1,334.3	134.4
Branded Apparel	715.6	614.0	101.6
Total net sales	2,184.3	1,948.3	236.0

Segment operating income:
Printwear	364.4	209.4	155.0
Branded Apparel	78.4	32.8	45.6
Total segment operating income	442.8	242.2	200.6
Corporate and other(1)	(100.1)	(87.1)	(13.0)
Total operating income	342.7	155.1	187.6
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.
Certain minor rounding variances exist between the financial statements and this summary.

5.5.1 Printwear

5.5.1.1. Net sales
Printwear net sales were slightly above the Company’s guidance provided on August 1, 2013 of net sales of approximately $1.45 billion.

The increase in Printwear net sales in fiscal 2013 compared to fiscal 2012 was due to a 14% increase in unit sales volumes, in spite of capacity constraints particularly in the third quarter of fiscal 2013, which limited the Company’s ability to fully capitalize on seasonal peak demand. Printwear unit sales volume growth also reflected a 14% unit sales volume increase in international printwear markets and the impact of the acquisition of Anvil. These positive factors were partially offset by lower net selling prices.

5.5.1.2. Operating income
The significant improvement in Printwear operating income in fiscal 2013 compared to fiscal 2012 was attributable to lower cotton costs, higher unit sales volumes, the acquisition of Anvil and increased manufacturing efficiencies. These positive factors were partially offset by lower net selling prices and increased SG&A expenses due to increases in volume-driven distribution expenses, higher variable performance driven compensation and marketing expenses.

5.5.2 Branded Apparel

5.5.2.1 Net sales
Branded Apparel net sales were in line with the Company’s guidance provided on August 1, 2013 of net sales of slightly in excess of $700 million.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in Branded Apparel sales in fiscal 2013 compared to fiscal 2012 was due to increased sales of Gildan® branded underwear and activewear to retail customers and the Anvil acquisition, partially offset by slightly lower sales of socks primarily in the first half of the fiscal year and the Company’s strategy to exit certain retailer private label programs.

5.5.2.2 Operating income
The increase in Branded Apparel operating income in fiscal 2013 compared to fiscal 2012 was due to lower cotton costs, increased sales, including the acquisition of Anvil, and a higher-valued branded product-mix, partially offset by higher SG&A expenses driven primarily by increased marketing and advertising spend and higher variable compensation expenses.

5.6 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters, in accordance with IFRS. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

				2013				2012
(in $ millions, except per share amounts)	Q4	Q3(1)	Q2	Q1(2)	Q4	Q3(3)	Q2	Q1

Net sales	626.2	614.3	523.0	420.8	561.7	600.2	482.6	303.8
Net earnings (loss)	96.8	115.8	72.3	35.3	89.0	78.6	26.9	(46.1)
Net earnings (loss) per share
Basic(4)	0.80	0.95	0.60	0.29	0.73	0.65	0.22	(0.38)
Diluted(4)	0.79	0.94	0.59	0.29	0.73	0.64	0.22	(0.38)
Total assets	2,043.7	2,028.0	2,004.2	1,921.7	1,896.4	1,939.2	1,854.5	1,806.8
Total long-term financial liabilities	-	125.0	214.0	177.0	181.0	306.0	333.0	305.0
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,555	121,446	121,365	121,455	121,473	121,527	121,518	121,434
Diluted	122,929	122,759	122,629	122,491	122,322	122,047	121,985	121,434
(1) Reflects the acquisition of New Buffalo from June 21, 2013.
(2) Reflects the acquisition of CanAm from October 29, 2012.
(3) Reflects the acquisition of Anvil from May 9, 2012.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the first quarter of fiscal 2012, the Company reported a net loss due to the impact of significantly higher cotton costs, abnormally high levels of seasonal distributor inventory destocking, a distributor inventory devaluation discount of $19 million, and a charge to cost of sales of approximately $9 million relating to extended holiday production downtime in December.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

The Company’s results in the first half and in part in the third quarter of fiscal 2012 were significantly negatively affected by the consumption of inventory manufactured with cotton purchased at historically high cotton price levels during the rise of cotton prices which occurred in fiscal 2011. In addition, the Company reduced selling prices for its printwear products in the first quarter of fiscal 2012, ahead of the consumption of this high-cost inventory. Consequently, gross margins were negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Gross margins in the fourth quarter of fiscal 2012 reflected the return to more normal levels of historical profitability as industry selling prices and the cost of cotton in inventories consumed in the quarter were more closely aligned.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Anvil from May 9, 2012, the acquisition of the remaining 50% interest in CanAm from October 29, 2012 and the acquisition of New Buffalo from June 21, 2013. The acquisitions of CanAm and New Buffalo did not have a significant impact on our results.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” in this annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of this annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7 Fourth quarter results

(in $ millions, except per share amounts or otherwise indicated)	Q4-2013	Q4-2012	Variation

Net sales	626.2	561.7	64.5
Gross profit	176.9	160.2	16.7
Selling, general and administrative expenses	69.7	64.1	5.6
Operating income	106.1	86.7	19.4
EBITDA(1)	132.0	121.9	10.1
Net earnings	96.8	89.0	7.8
Adjusted net earnings(1)	102.0	94.9	7.1

Basic EPS	0.80	0.73	0.07
Diluted EPS	0.79	0.73	0.06
Adjusted diluted EPS(1)	0.83	0.78	0.05

Gross margin	28.2%	28.5%	(0.3) pp
Selling, general and administrative expenses as a percentage
of sales	11.1%	11.4%	(0.3) pp
Operating margin	16.9%	15.4%	1.5 pp
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(in $ millions)	Q4-2013	Q4-2012	Variation

Segmented net sales:
Printwear	423.9	376.8	47.1
Branded Apparel	202.2	184.8	17.4
Total net sales	626.1	561.6	64.5

Segment operating income:
Printwear	112.0	100.7	11.3
Branded Apparel	18.1	15.1	3.0
Total segment operating income	130.1	115.8	14.3
Corporate and other(1)	(23.9)	(29.1)	5.2
Total operating income	106.2	86.7	19.5
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

Consolidated net sales for the fourth quarter of fiscal 2013 increased by 11.5%, reflecting increases of 12.5% in Printwear segment sales and 9.4% in the Branded Apparel segment sales. Consolidated net sales for the fourth quarter were in line with the Company’s guidance of net sales in excess of $600 million, provided on August 1, 2013. The growth in sales for the Printwear segment compared to the fourth quarter last year was due to an increase in unit sales volumes of 18.7% resulting from increased shipments in the U.S. printwear market, the non-recurrence of inventory destocking which occurred in the U.S. distributor channel in the fourth quarter of fiscal 2012 and a 37% increase in international sales volumes, partially offset by lower net selling prices compared to the fourth quarter of fiscal 2012. The growth in sales for the Branded Apparel segment was due to the impact of new Gildan® branded underwear and activewear programs for retail customers, as well as higher sock sales compared to the fourth quarter of last year, partially offset by the Company’s strategy to exit certain retailer private label programs.

The slight decline in consolidated gross margins in the fourth quarter of fiscal 2013 compared to the same period last year was due to the impact of lower net selling prices for Printwear which more than offset the positive impact of lower-cost cotton and increased supply chain and manufacturing efficiencies.

The increase in SG&A expenses continued to reflect increased marketing and advertising expenses and increased variable performance-driven compensation expenses. As a percentage of sales, SG&A declined slightly to 11.1% from 11.4% a year ago.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated operating income in the fourth quarter increased by 22.4% driven by increases of 11.2% and 19.7% in segment operating income for Printwear and Branded Apparel, respectively, as well as lower restructuring and acquisition related costs. The more favourable results for the Printwear segment were primarily due to unit sales volume growth and the lower cost of cotton, partially offset by lower net selling prices. The improved results for Branded Apparel were due to lower cotton costs, sales volume growth and a higher-valued branded product-mix.

The effective income tax rate in the fourth quarter was approximately 3% compared with an income tax recovery in the fourth quarter of fiscal 2012. The increase in the income tax rate was primarily due to the improved operating income for Branded Apparel.

Consolidated net earnings for the fourth quarter of fiscal 2013 were up 8.7% compared to the fourth quarter of fiscal 2012. Results for the fourth quarter of fiscal 2013 included a $4.7 million after-tax charge for the cost of unwinding interest rate swaps as described in Section 5.4.6 of this MD&A and $0.5 million after-tax restructuring and acquisition-related costs. Net earnings for the fourth quarter of fiscal 2012 included after-tax restructuring and acquisition-related costs of $5.9 million primarily related to the write-down of real estate assets held for divestiture and severance costs resulting from the integration of acquisitions. Before reflecting these items in both years, adjusted net earnings for the fourth quarter of fiscal 2013 were up 7.5% compared to the fourth quarter of fiscal 2012 mainly due to the improved operating income performance of the Printwear and Branded Apparel segments, partially offset by higher income tax expenses.

The Company’s adjusted EPS of $0.83 for the fourth quarter of fiscal 2013 were in line with the high end of the Company’s adjusted EPS guidance range of $0.81-$0.84 provided on August 1, 2013, when it reported its third quarter results.

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities
	September 29,	September 30,
(in $ millions)	2013	2012	Variation

Cash and cash equivalents	97.4	70.4	27.0
Trade accounts receivable	255.0	257.6	(2.6)
Income taxes receivable	0.7	0.4	0.3
Inventories	595.8	553.1	42.7
Prepaid expenses and deposits	15.0	14.5	0.5
Assets held for sale	5.8	8.0	(2.2)
Other current assets	11.0	8.7	2.3
Accounts payable and accrued liabilities	(289.4)	(256.4)	(33.0)
Total working capital	691.3	656.3	35.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 The decrease in trade accounts receivable (which are net of accrued sales discounts) was due primarily to a decrease in the number of days’ sales outstanding, partially offset by the impact of higher sales in the fourth quarter compared to the same period of fiscal 2012.

•	The increase in inventories was mainly due to a planned increase in activewear inventory volumes to service projected demand.

•
 Assets held for sale include property, plant and equipment primarily relating to closed facilities. The decrease in assets held for sale was due to the disposal and write-down of certain properties related to facilities in the U.S. that were closed in prior years. Total cash proceeds of $2.0 million were realized on the disposal of closed facilities.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The increase in accounts payable and accrued liabilities was mainly due to higher yarn purchase volumes, as well as higher accruals for variable performance-driven compensation.

•
 Working capital was $691.3 million as at September 29, 2013 compared to $656.3 million as at September 30, 2012. The current ratio at the end of fiscal 2013 was 3.4 compared to 3.6 at the end of fiscal 2012.

.
6.2 Property, plant and equipment, intangible assets and goodwill
	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, September 30, 2012	552.4	260.0	143.8
Net capital additions	168.1	4.3	-
Additions through business acquisitions	14.4	-	6.3
Depreciation and amortization	(79.1)	(16.8)	-
Balance, September 29, 2013	655.8	247.5	150.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 Capital additions included expenditures primarily for the development of our new yarn-spinning facility for the production of ring-spun yarn, the upgrading of the two existing yarn-spinning facilities, the expansion of sewing and distribution capacity, expenditures for our Rio Nance 1 and Rio Nance 5 textile facilities in Honduras, the upgrading of equipment at the former Anvil facility, investments in biomass projects, as well as the purchase of the Company’s corporate aircraft which was previously under an operating lease. Capital expenditures for fiscal 2013 were slightly below the Company’s previous projection of approximately $175 million provided on August 1, 2013 due to the later timing of the delivery of new equipment.

•
 Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The decrease of $12.5 million reflects amortization of $16.8 million, partially offset by the addition of $4.3 million of computer software.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisitions of CanAm and New Buffalo.
.
6.3 Other non-current assets and non-current liabilities
	September 29,	September 30,
(in $ millions)	2013	2012	Variation

Investment in joint venture	-	12.1	(12.1)
Deferred income taxes	1.4	4.5	(3.1)
Other non-current assets	8.0	11.0	(3.0)

Long-term debt	-	181.0	(181.0)
Employee benefit obligations	18.5	19.6	(1.1)
Provisions	16.3	13.0	3.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 The accounting for the acquisition of the remaining 50% interest in CanAm effectively resulted in the disposal of the Company’s investment in the joint venture, which was previously accounted for using the equity method, and the inclusion of 100% of the assets acquired and liabilities assumed of CanAm in the consolidated statement of financial position of the Company, including the recognition of $2.3 million of goodwill as described in note 5 to the 2013 audited annual consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The decrease in other non-current assets is mainly due to the utilization of advance lease payments in connection with the purchase of the Company’s corporate aircraft.

•
 Employee benefit obligations include liabilities related to the Company’s defined benefit plans, which consists primarily of $10.9 million (September 30, 2012 - $12.2 million) related to the Company’s statutory severance obligation for its active employees located in the Caribbean Basin and Central America, and $5.8 million (September 30, 2012 - $5.9 million) related to the pension liability assumed in connection with the acquisition of Gold Toe in fiscal 2011. The Company’s plan for termination of the Gold Toe retirement plan was approved in the fourth quarter of fiscal 2013, and the final wind-up is expected to take place in fiscal 2014.

•	The increase in provisions is due primarily to a provision of $2.5 million related to lease exit costs incurred in connection with the integration of the acquisition of Anvil.

•	See the section entitled “Liquidity and capital resources” in this annual MD&A for the discussion on long-term debt.

Total assets were $2,043.7 million as at September 29, 2013, compared to $1,896.4 million at the end of the previous year.

7.0	CASH FLOWS

7.1 Cash flows from operating activities
(in $ millions)	2013	2012	Variation

Net earnings	320.2	148.5	171.7
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	109.0	94.2	14.8
Changes in non-cash working capital balances	(2.0)	(23.1)	21.1
Cash flows from operating activities	427.2	219.6	207.6
(1) Includes $95.3 million (2012 - $94.6 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in operating cash flows of $207.6 million was primarily due to the increase in net earnings and a lower increase in non-cash working capital balances compared with fiscal 2012.

•
 The $2.0 million change in non-cash working capital balances for fiscal 2013 was due primarily to increases in activewear inventory levels, largely offset by the increase in accounts payable and accrued liabilities, as noted in the “Financial condition” section of this annual MD&A.

•
 For fiscal 2012, the increase in non-cash working capital was mainly due to increases in trade accounts receivable. Decreases in both inventories and accounts payable and accrued liabilities during fiscal 2012 were largely offsetting, and were mainly due to the impact of declining cotton costs.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.2 Cash flows used in investing activities
(in $ millions)	2013	2012	Variation

Purchase of property, plant and equipment	(162.6)	(71.3)	(91.3)
Purchase of intangible assets	(4.3)	(5.4)	1.1
Business acquisitions	(8.0)	(87.4)	79.4
Proceeds on disposal of assets held for sale and
property, plant and equipment	2.8	0.6	2.2
Dividend received form investment in joint venture	-	1.5	(1.5)
Cash flows used in investing activities	(172.1)	(162.0)	(10.1)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending in fiscal 2013, offset by less cash used for business acquisitions.

•
 Capital expenditures during fiscal 2013 are described in section 6.2 of this annual MD&A, and our planned capital expenditures for the next fiscal year are discussed under the “Liquidity and capital resources” section.

7.3 Free cash flow
(in $ millions)	2013	2012	Variation

Cash flows from operating activities	427.2	219.6	207.6
Cash flows used in investing activities	(172.1)	(162.0)	(10.1)
Adjustment for:
Business acquisitions	8.0	87.4	(79.4)
Free cash flow(1)	263.1	145.0	118.1
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in free cash flow in fiscal 2013 was due to the higher operating cash flows as noted above, partially offset by higher capital spending.

•
 Free cash flow for fiscal 2013 exceeded the Company’s previous estimate of free cash flow of approximately $225 million provided on August 1, 2013 primarily as a result of the lower than anticipated working capital requirements and capital expenditures.

7.4 Cash flows used in financing activities
(in $ millions)	2013	2012	Variation

Decrease in amounts drawn under revolving long-term
bank credit facility	(181.0)	(28.0)	(153.0)
Dividends paid	(43.7)	(36.6)	(7.1)
Proceeds from the issuance of shares	6.0	1.5	4.5
Share repurchases for future settlement of non-Treasury RSUs	(9.6)	(6.0)	(3.6)
Cash flows used in financing activities	(228.3)	(69.1)	(159.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 Cash flows used in financing activities in fiscal 2013 reflected a net reduction of amounts drawn on our revolving long-term bank credit facility as a result of using the free cash flow we generated, in excess of dividends paid.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 The Company paid an aggregate of $43.7 million of dividends during fiscal 2013 for dividends declared in November 2012, February 2013, May 2013, and August 2013. The increase in dividends paid was as a result of a 20% increase in the amount of the quarterly dividend for fiscal 2013, approved on November 28, 2012.

•
 During fiscal 2013, the Company directed a trustee to purchase $9.6 million of its common shares on the open market to be held in trust and used for the future settlement of non-Treasury restricted share units, compared to $6.0 million for the same period last year.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness (cash in excess of total indebtedness)

In recent years, we have funded our operations and capital requirements with cash generated from operations. We have a committed unsecured revolving long-term bank credit facility of $800 million, which has been periodically utilized. Our primary uses of funds are to finance seasonal peak working capital requirements, capital expenditures, payment of dividends and business acquisitions, including our acquisitions of New Buffalo in June 2013, CanAm in October 2012, Anvil in May 2012, and Gold Toe in April 2011.

In November 2012, we amended the revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing. There were no amounts drawn under the facility as at September 29, 2013 (September 30, 2012 - $181.0 million) and the effective interest rate for fiscal 2013 was 2.4% (2012 - 2.2%), including the cash impact of interest rate swaps. In addition, an amount of $7.4 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit as described in note 24 to the 2013 audited annual consolidated financial statements. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at September 29, 2013.

(in $ millions)	September 29, 2013	September 30, 2012

Long-term debt and total indebtedness(1)	-	181.0
Cash and cash equivalents	(97.4)	(70.4)
(Cash in excess of total indebtedness) net indebtedness (1)	(97.4)	110.6
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

We ended the year with no total indebtedness as the excess of free cash flows over dividend payments was used to repay borrowings on our revolving long-term bank credit facility. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

As disclosed in note 11 to the 2013 audited annual consolidated financial statements, the Company is required to comply with certain covenants, including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the long-term bank credit facility agreement provides that this limit may be exceeded in the short term under certain circumstances, as well as an interest coverage ratio of at least 3.5:1. EBITDA is defined under the credit facility agreement as net earnings before interest, income taxes,

GILDAN 2013 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

depreciation and amortization, with adjustments for certain non-recurring items. As at September 29, 2013, the Company was in compliance with all covenants.

The Company is projecting $300-$350 million in capital expenditures in fiscal 2014, including approximately $150 million for its previously announced investments in yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance I, the initial investment in a new textile manufacturing facility, the modernization of the former Anvil manufacturing facility in Honduras, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras. These major capital investments are expected to provide new production capacity to support the Company’s sales growth opportunities in all of its target markets. In addition, they are anticipated to further reinforce its position as a global low-cost producer by generating manufacturing cost reductions in fiscal 2015-2017 and further differentiate the Company’s branded product offering in both Printwear and Branded Apparel.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 31, 2013 there were 121,918,353 common shares issued and outstanding along with 1,211,293 stock options and 772,206 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.3 Declaration of dividend

During fiscal 2013, the Company paid dividends of $43.7 million. On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on January 6, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 12, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.4 Normal course issuer bid

In December 2011, the Company implemented a normal course issuer bid (NCIB) to repurchase for cancellation up to one million outstanding common shares of the Company on the TSX and the NYSE

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MANAGEMENT’S DISCUSSION AND ANALYSIS

representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. The Company did not renew the NCIB which expired on December 5, 2012. During fiscal 2013, there were no repurchases under the NCIB.

9.0	LEGAL PROCEEDINGS

9.1	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2014 is contained in our fourth quarter earnings results press release dated November 21, 2013 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0	FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in note 15 to the 2013 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2013 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes.

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at September 29, 2013, the Company’s ten largest trade

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MANAGEMENT’S DISCUSSION AND ANALYSIS

debtors accounted for 53% of trade accounts receivable, of which one wholesale customer within the Printwear segment accounted for 12% and one mass-market retailer within the Branded Apparel segment also accounted for 12%. Of the Company’s top ten trade debtors, six are in the Printwear segment, four are in the Branded Apparel segment and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and the Asia-Pacific region.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding four months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Christ Church, Barbados and Charleston, SC. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade receivables by geographic area and operating segment was as follows as at:

(in $ millions)	September 29, 2013	September 30, 2012

Trade accounts receivable by geographic area:
United States	224.7	234.5
Canada	5.8	5.1
Europe and other	24.5	18.0
Total trade accounts receivable	255.0	257.6

Trade accounts receivable by operating segment:
Printwear	134.8	142.5
Branded Apparel	120.2	115.1
Total trade accounts receivable	255.0	257.6

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	September 29, 2013	September 30, 2012

Not past due	228.6	223.6
Past due 0-30 days	24.1	32.9
Past due 31-60 days	3.0	3.0
Past due 61-120 days	2.7	1.2
Past due over 121 days	0.3	1.4
Trade accounts receivable	258.7	262.1
Less allowance for doubtful accounts	(3.7)	(4.5)
Total trade accounts receivable	255.0	257.6

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving long-term bank credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term bank credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 25 to the 2013 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at September 29, 2013.

	Carrying	Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	289.4	289.4	289.4	-	-	-
Purchase obligations	-	150.8	150.8	-	-	-
Operating leases and other
obligations	-	118.3	28.4	74.5	10.2	5.2
Total contractual obligations	289.4	558.5	468.6	74.5	10.2	5.2

As disclosed in note 24 to our 2013 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at September 29, 2013, the maximum potential liability under these guarantees was $27.0 million, of

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which $5.5 million was for surety bonds and $21.5 million was for financial guarantees and standby letters of credit.

11.2.2 Derivative financial instruments
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates, and commodity prices. Derivative financial instruments are not used for speculative purposes. As at September 29, 2013, the Company’s outstanding derivative financial instruments were primarily related to forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. Please refer to note 15 to the 2013 audited annual consolidated financial statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at September 29, 2013.

Prior to October 1, 2012, the interest rate swap contracts in effect were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 were recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments were still expected to occur throughout the year, the cumulative loss in accumulated other comprehensive income was drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occurred. During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments are no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

11.3 Foreign currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso and the Swiss franc exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statements of earnings and comprehensive income and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statements of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras and Dominican Pesos. Should there be a significant change in the Lempira to U.S. dollar exchange rate, or the Peso to U.S. dollar exchange rate in the future, such change may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows, and from time-to-time will authorize

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the use of derivative financial instruments such as forward foreign exchange contracts, to economically hedge a portion of foreign currency cash flows, with maturities of up to three years. The Company had forward foreign exchange contracts outstanding as at September 29, 2013 consisting primarily of contracts to sell or buy Euros, Pounds sterling, Canadian dollars, and Swiss francs in exchange for U.S. dollars. These outstanding contracts and other foreign exchange contracts that were settled during fiscal 2013 were designated as cash flow hedges and qualified for hedge accounting. We refer the reader to note 15 to the 2013 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at September 29, 2013 arising from financial instruments:

			September 29, 2013
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Cash and cash equivalents	1.3	3.6	3.6	0.7	0.3
Trade accounts receivable	5.3	5.4	4.2	7.6	3.4
Accounts payable and accrued liabilities	(34.5)	(4.9)	(0.5)	(0.1)	-

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings and other comprehensive income as follows, assuming that all other variables remained constant:

For the year ended September 29, 2013
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Impact on net earnings before income taxes	1.4	(0.2)	(0.4)	(0.4)	(0.2)
Impact on other comprehensive income before income taxes	(0.7)	1.2	2.0	-	-

An assumed 5 percent weakening of the U.S. dollar during the year ended September 29, 2013 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company purchases cotton from third party merchants and cotton-based yarn from third party yarn manufacturers. The Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4.5 million, based on estimated production levels for fiscal 2014.

In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, including the raw materials we use to manufacture our products such as polyester fibers, chemicals, dyestuffs and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including market-traded cotton futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts

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would be accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. At the end of fiscal 2013 and 2012, the Company had no significant cotton related derivative financial instruments outstanding.

11.5 Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term bank credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2013, the Company had interest rate swap contracts outstanding to fix the variable interest rates on the designated interest payments of a portion of the borrowings under the revolving long-term bank credit facility. We refer the reader to section 11.2.2 of this MD&A, and note 15 to the 2013 audited annual consolidated financial statements for details of the interest rate swap contracts and the impact of discontinuing hedge accounting during fiscal 2013.

Based on the value of interest-bearing financial instruments during the year ended September 29, 2013, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings before income taxes by $0.9 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on net earnings before income taxes, assuming that all other variables remain constant.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2013 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations

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involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

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Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company applied the same accounting policies in the preparation of its 2013 audited annual consolidated financial statements as those applied in its 2012 audited annual consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

A number of new accounting standards, and amendments to accounting standards and interpretations, have been issued but are not yet effective for the year ended September 29, 2013. Accordingly, these standards have not been applied in preparing the audited annual consolidated financial statements. The new standards include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will

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increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. The effective date for IFRS 9 has yet to be determined. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendments to IAS 19 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

14.0	RELATED PARTY TRANSACTIONS

Prior to the acquisition of the remaining 50% interest of CanAm on October 29, 2012, we purchased a portion of our yarn requirements from CanAm, which was a jointly-controlled entity over which the Company exercised joint control. The purchase of yarn from CanAm was in the normal course of operations and was measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties. For fiscal 2013, total purchases of yarn from CanAm were $1.4 million compared to $126.1 million in fiscal 2012.

15.0	DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at September 29, 2013. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

16.1 Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at September 29, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of that date.

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16.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at September 29, 2013.

16.3 Changes in internal control over financial reporting

There have been no changes during fiscal 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

17.0	RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this annual MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our strategies and plans

The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4 of this MD&A. We may not be able to successfully implement our growth strategy in the future. We may not be successful in increasing our penetration in the North American and international markets as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in further developing our company-owned brands and obtaining and successfully introducing new programs in the U.S. retail channel, including increasing our sales of underwear and activewear to retailers, or achieving targeted levels of profitability in our Branded Apparel segment. Failure to successfully develop new business in new market channels or new geographical markets may limit our opportunities for growth. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our current textile and sock production or supply chain or delay the ramp-up of new facilities. In addition, we may not be successful in adding new low-cost capacity to support our planned sales growth, in executing on furthering our vertical integration into yarn-spinning, or in achieving targeted manufacturing and distribution cost reductions. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively

The markets for our products are highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which has allowed us to operate efficiently and reduce costs, offer competitive pricing, and a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure, and remain competitive in the areas of price, quality, service, and marketing. In addition, there can be no assurance that the level and intensity of competition will not increase, or that competitors will not improve their competitive position relative to Gildan’s. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer

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orders or shelf space, lower prices, the need for customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions.

Our ability to integrate acquisitions

The Company’s strategic opportunities include the potential reinvestment of cash into complementary acquisitions that could support, strengthen or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated and result in significant additional costs and/or operational issues, all of which could adversely affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

Adverse changes in general economic conditions

Although we manufacture basic, non-fashion, continuous replenishment products used by consumers in a wide variety of applications, general economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management”.

Our reliance on a small number of significant customers

We rely on a small number of customers for a significant portion of our total sales. In fiscal 2013 our largest and second largest customers accounted for 17.9% and 11.3% (2012 – 14.8% and 12.0%) of total sales respectively, and our top ten customers accounted for 57.5% (2012 – 58.1%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:
•
 a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;
•	further industry consolidation leads to greater customer concentration and competition; and
•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

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Our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

Fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this annual MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could adversely impact the Company’s results of operations.

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Our dependence on key suppliers

Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and polycotton yarns primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and other licensed brands are purchased from a number of third party suppliers. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate or from which we source production

The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations”. We also purchase significant volumes of socks from third party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, materially increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:
•	fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons and earthquakes;
•	political instability, social and labour unrest, war or terrorism;
•	disruptions in shipping and freight forwarding services; and
•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits or policy exclusions. Any occurrence not fully covered by insurance could have an adverse effect on our business.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of a number of trade liberalization measures, providing us duty free access to many of our markets. Such measures are advantageous because of the otherwise generally high duty rates that apply to apparel products in many countries. The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market, including the Caribbean Basin Trade Partnership Act, the Dominican Republic – Central America – United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE). The Company relies on similar arrangements to access the European Union, Canada and other

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markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Most trade agreements provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama and has also continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. The United States’ entry into new free trade agreements may negatively affect our competitive position in the United States. Overall, new agreements or arrangements that further liberalize access to our key developed country markets could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

In addition, the Company is subject to customs audits and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Factors or circumstances that could increase our effective income tax rate

The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial condition, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade

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and export processing zones and income tax treaties; changes in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; and, changes in the mix of profits between operating segments or other factors.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at September 29, 2013, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $40 million.

Compliance with environmental, health and safety regulations

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and environmental management system, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup or to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2013, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material impact on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

Our significant reliance on our information systems for our business operations

We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are in the process of upgrading our ERP system to the current release. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes, or in connection with the implementation of the upgrade to our ERP system. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Adverse changes in third party licensing arrangements and licensed brands

A number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal and other termination costs. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could adversely affect our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 34,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees

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are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, with the acquisition of Anvil on May 9, 2012, we are now a party to collective bargaining agreements at our Anvil sewing facilities in Honduras and Nicaragua. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices

We are committed to ensuring that all of our operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could harm our reputation and result in a loss of sales.

Our dependence on key management and our ability to attract and/or retain key personnel

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and other personnel. We may not be able to attract or retain these employees, which could adversely affect our business.

Product safety regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Federal Hazardous Substances Act, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. As of December 31, 2011, the Consumer Product Safety Commission (CPSC) lifted its stay of enforcement with respect to phthalate testing and certification, and is actively enforcing all of the requirements listed above. In addition, we are also subject to similar laws and regulations in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act (HPA) and the Canada Consumer Product Safety Act (CCPSA). The CCPSA came into force

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on June 20, 2011. It is aimed at emphasizing industry's responsibility to provide safe products, strengthening enforcement authorities, providing more and better information for the public, improving the safety of imported products, ensuring better record keeping, and instituting mandatory reporting. Regulations currently in place under the HPA will be incorporated into the CCPSA or, where necessary because of structural differences between the two statutes, replaced by new CCPSA regulations. For example, the CCPSA’s Children’s Sleepwear Regulations replaced the HPA’s Hazardous Products (Children's Sleepwear) Regulations. The CCPSA also provides for new regulations, such as the textile flammability regulations. As under U.S. laws, surface coatings and phthalates are also regulated under the CCPSA.

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Litigation and/or regulatory actions

Our business involves the risk of legal and regulatory actions regarding such matters as product liability, employment practices, patent and trademark infringement, bankruptcies and other claims. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss against these claims or other remedies such as product recalls, which could adversely affect our financial condition and results of operations.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a significant adverse impact on Gildan’s results.

Data security and privacy breaches

Our business involves the regular collection and use of sensitive and confidential information regarding customers and employees. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, despite the security measures we have in place, any actual or perceived information security breach, whether due to "cyber attack", computer viruses or human error, could lead to damage to our reputation and a resulting material adverse effect on our financial condition and results of operations.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 45

MANAGEMENT’S DISCUSSION AND ANALYSIS

18.0           DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. In fiscal 2013, we amended our definition of adjusted net earnings and adjusted diluted EPS as described below. This change did not affect these measures for prior years. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. In fiscal 2013, adjusted net earnings also excludes the recognition of a deferred hedging loss on interest rate swaps that were unwound in the fourth quarter of fiscal 2013, as described under the heading entitled “Financial expenses, net” in section 5.4.6 and in section 11.2.2 entitled “Derivative financial instruments” of this MD&A. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q4-2013	Q4-2012	2013	2012

Net earnings	96.8	89.0	320.2	148.5
Adjustments for:
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Recognition of deferred hedging loss on interest rate swaps	4.7	-	4.7	-
Income tax recovery on restructuring and acquisition-related
costs	(0.6)	(3.5)	(3.4)	(6.2)
Adjusted net earnings	102.0	94.9	330.3	157.3
Basic EPS	0.80	0.73	2.64	1.22
Diluted EPS	0.79	0.73	2.61	1.22
Adjusted diluted EPS	0.83	0.78	2.69	1.29
Certain minor rounding variances exist between the consolidated financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2013 REPORT TO SHAREHOLDERS P.46

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q4-2013	Q4-2012	2013	2012

Net earnings	96.8	89.0	320.2	148.5
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Depreciation and amortization	24.7	25.9	95.3	94.6
Financial expenses, net	6.7	3.1	12.0	11.6
Income tax expense (recovery)	2.7	(4.7)	10.5	(4.3)
Equity earnings in investment in joint venture	-	(0.8)	-	(0.6)
EBITDA	132.0	121.9	446.8	264.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2013	2012

Cash flows from operating activities	427.2	219.6
Cash flows used in investing activities	(172.1)	(162.0)
Adjustment for:
Business acquisitions	8.0	87.4
Free cash flow	263.1	145.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness (cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	September 29,	September 30,
(in $ millions)	2013	2012

Long-term debt and total indebtedness	-	181.0
Cash and cash equivalents	(97.4)	(70.4)
(Cash in excess of total indebtedness) net indebtedness	(97.4)	110.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 47

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the year ended September 29, 2013. Management is also responsible for the preparation and presentation of other financial information included in the 2013 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at September 29, 2013. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(S) Glenn J. Chamandy                                                                  (S) Laurence G. Sellyn
Glenn J. Chamandy                                                                           Laurence G. Sellyn
President and Chief Executive Officer                                            Executive Vice-President,
             Chief Financial and Administrative Officer

November 26, 2013

GILDAN 2013 REPORT TO SHAREHOLDERS P. 48

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at September 29, 2013 and September 30, 2012, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at September 29, 2013 and September 30, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at September 29, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 20, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
November 20, 2013

*CPA auditor, CA, public accountancy permit No. A120841

                                     KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
                                    (“KPMG International”), a Swiss entity.
                                    KPMG Canada provides services to KPMG LLP.

GILDAN 2013 REPORT TO SHAREHOLDERS P.49

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.’s internal control over financial reporting as at September 29, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended September 29, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of September 29, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at September 29, 2013 and September 30, 2012 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and our report dated November 20, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Montréal, Canada
November 20, 2013

*CPA auditor, CA, public accountancy permit No. A120841

                                     KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
                                     (“KPMG International”), a Swiss entity.
                                     KPMG Canada provides services to KPMG LLP.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 50

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	September 29,	September 30,
	2013	2012

Current assets:
Cash and cash equivalents (note 6)	$97,368	$70,410
Trade accounts receivable (note 7)	255,018	257,595
Income taxes receivable	700	353
Inventories (note 8)	595,794	553,068
Prepaid expenses and deposits	14,959	14,451
Assets held for sale (note 18)	5,839	8,029
Other current assets	11,034	8,694
Total current assets	980,712	912,600

Non-current assets:
Property, plant and equipment (note 9)	655,869	552,437
Intangible assets (note 10)	247,537	259,981
Goodwill (note 10)	150,099	143,833
Investment in joint venture	-	12,126
Deferred income taxes (note 19)	1,443	4,471
Other non-current assets	7,991	10,989
Total non-current assets	1,062,939	983,837

Total assets	$2,043,651	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$289,414	$256,442
Total current liabilities	289,414	256,442

Non-current liabilities:
Long-term debt (note 11)	-	181,000
Employee benefit obligations (note 12)	18,486	19,612
Provisions (note 13)	16,325	13,042
Total non-current liabilities	34,811	213,654

Total liabilities	324,225	470,096

Commitments, guarantees and contingent liabilities (note 24)

Equity:
Share capital	107,867	101,113
Contributed surplus	28,869	25,579
Retained earnings	1,583,346	1,306,724
Accumulated other comprehensive income	(656)	(7,075)
Total equity attributable to shareholders of the Company	1,719,426	1,426,341

Total liabilities and equity	$2,043,651	$1,896,437

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(S) Glenn J. Chamandy	(S) Russell Goodman
Glenn J. Chamandy	Russell Goodman
Director	Director

 GILDAN 2013 REPORT TO SHAREHOLDERS P. 51

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended September 29, 2013 and September 30, 2012
(in thousands of U.S. dollars, except per share data)

	2013	2012

Net sales	$2,184,303	$1,948,253
Cost of sales	1,550,266	1,552,128

Gross profit	634,037	396,125

Selling, general and administrative expenses (note 17(a))	282,563	226,035
Restructuring and acquisition-related costs (note 18)	8,788	14,962

Operating income	342,686	155,128

Financial expenses, net (note 15(c))	12,013	11,598
Equity earnings in investment in joint venture	(46)	(597)

Earnings before income taxes	330,719	144,127

Income tax expense (recovery) (note 19)	10,541	(4,337)

Net earnings	320,178	148,464

Other comprehensive income (loss), net of related
income taxes (note 15(d)):
Cash flow hedges	6,419	(6,399)
Actuarial gain on employee benefit obligations	436	323
	6,855	(6,076)

Comprehensive income	$327,033	$142,388

Earnings per share:
Basic (note 20)	$2.64	$1.22
Diluted (note 20)	$2.61	$1.22

See accompanying notes to consolidated financial statements.

 GILDAN 2013 REPORT TO SHAREHOLDERS P. 52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended September 29, 2013 and September 30, 2012
(in thousands or thousands of U.S. dollars)

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	4,606	-	-	4,606
Shares issued under employee share
purchase plan	28	728	-	-	-	728
Shares issued pursuant to exercise of
stock options	56	982	(209)	-	-	773
Shares issued or distributed pursuant to
vesting of restricted share units	181	4,957	(4,957)	-	-	-
Share-based consideration in connection
with a business acquisition	-	-	3,432	-	-	3,432
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(210)	(5,990)	5,929	-	-	(61)
Dividends declared	-	-	252	-	(36,867)	(36,615)
Transactions with shareholders of the
Company recognized directly in equity	55	677	9,053	-	(36,867)	(27,137)

Cash flow hedges (note 15(d))	-	-	-	(6,399)	-	(6,399)
Actuarial gain on employee benefit
obligations (note 15(d))	-	-	-	-	323	323
Net earnings	-	-	-	-	148,464	148,464
Comprehensive income	-	-	-	(6,399)	148,787	142,388
Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	8,179	-	-	8,179
Shares issued under employee share
purchase plan	24	927	-	-	-	927
Shares issued pursuant to exercise of
stock options	195	6,955	(1,779)	-	-	5,176
Shares issued or distributed pursuant to
vesting of restricted share units	299	8,493	(8,493)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	269	-	(43,992)	(43,723)
Transactions with shareholders of the
Company recognized directly in equity	240	6,754	3,290	-	(43,992)	(33,948)

Cash flow hedges (note 15(d))	-	-	-	6,419	-	6,419
Actuarial gain on employee benefit
obligations (note 15(d))	-	-	-	-	436	436
Net earnings	-	-	-	-	320,178	320,178
Comprehensive income	-	-	-	6,419	320,614	327,033
Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

See accompanying notes to consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 29, 2013 and September 30, 2012
(in thousands of U.S. dollars)

	2013	2012

Cash flows from (used in) operating activities:
Net earnings	$320,178	$148,464
Adjustments to reconcile net earnings to cash flows from
operating activities (note 22(a))	109,023	94,221
	429,201	242,685
Changes in non-cash working capital balances:
Trade accounts receivable	2,986	(36,660)
Income taxes	(392)	2,440
Inventories	(38,092)	77,111
Prepaid expenses and deposits	(1,098)	(1,828)
Other current assets	(1,896)	(2,368)
Accounts payable and accrued liabilities	36,447	(61,798)
Cash flows from operating activities	427,156	219,582

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(162,643)	(71,316)
Purchase of intangible assets	(4,315)	(5,439)
Business acquisitions (note 5)	(8,027)	(87,373)
Proceeds on disposal of assets held for sale and property,
plant and equipment	2,849	600
Dividend received from investment in joint venture	-	1,509
Cash flows used in investing activities	(172,136)	(162,019)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term
bank credit facility	(181,000)	(28,000)
Dividends paid	(43,723)	(36,615)
Proceeds from the issuance of shares	6,014	1,501
Share repurchases for future settlement of non-Treasury
RSUs (note 14(e))	(9,621)	(5,990)
Cash flows used in financing activities	(228,330)	(69,104)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	268	(74)
Net increase (decrease) in cash and cash equivalents during the year	26,958	(11,615)
Cash and cash equivalents, beginning of year	70,410	82,025
Cash and cash equivalents, end of year	$97,368	$70,410

Cash paid during the period (included in cash flows from operating activities):
Interest	$4,278	$8,101
Income taxes	9,340	4,331

Supplemental disclosure of cash flow information (note 22)

See accompanying notes to consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 29, 2013 and September 30, 2012
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the years ended September 29, 2013 and September 30, 2012 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended September 29, 2013 were authorized for issuance by the Board of Directors of the Company on November 20, 2013.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Non-current assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;
•	Provisions for decommissioning, site restoration costs and onerous contracts which is measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)    Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability that is a financial instrument is remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)   Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Ownership percentage	Jurisdiction of Incorporation
Gildan Activewear SRL	100%	Barbados
Gildan USA Inc.	100%	Delaware
GoldToeMoretz, LLC	100%	Delaware
Gildan Honduras Properties, S. de R. L.	100%	Honduras
Gildan Yarns, LLC	100%	Delaware
Gildan Mayan Textiles, S. de R. L.	100%	Honduras
Anvil Knitwear, Inc.	100%	Delaware
Gildan Hosiery Rio Nance, S. de R. L.	100%	Honduras
Gildan Activewear Dominican Republic Textile Company Inc.	100%	Barbados
Gildan Activewear (UK) Limited	100%	United Kingdom
Gildan Choloma Textiles, S. de R. L.	100%	Honduras
Gildan Honduras Hosiery Factory, S. de R. L.	100%	Honduras

GILDAN 2013 REPORT TO SHAREHOLDERS P. 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):

(iii) Investment in a joint venture:
Investments in jointly controlled entities are accounted for using the equity method. Under the equity method of accounting, the investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted to recognize the Company’s share of the post-acquisition earnings in the consolidated statement of earnings and comprehensive income. Dividends received from an equity accounted investee are deducted from the carrying amount of the investment when the dividends are declared. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been modified where necessary to ensure consistency with the policies adopted by the Company.

The Company’s previous investment in a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns, LLC (“CanAm”) was considered a jointly controlled entity over which the Company exercised joint control, until the Company acquired the remaining 50% interest on October 29, 2012.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets are classified as assets held for sale, and are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment, including aircraft	2 to 25 years

Significant components of property, plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred. The Company had no capitalized borrowing costs as at September 29, 2013 and September 30, 2012.

(h)	Intangible assets:
Intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, non-compete agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls with no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets (continued):

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 years
Computer software	4 to 7 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
•	it is technically feasible to complete the software product so that it will be available for use;
•	management intends to complete the software product and use it;
•	there is an ability to use the software product;
•	it can be demonstrated how the software product will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use the software product are available; and
•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in net earnings.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)    Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss (“FVTPL”) if it is classified as held for trading or is designated as such upon initial recognition. Derivatives are also categorized as held for trading unless they are designated as hedges. Upon initial recognition transaction costs are recognized in net earnings as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in net earnings. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current. The Company currently has no significant financial assets at FVTPL.

(ii)   Held-to-maturity financial assets
A financial asset is classified as held-to maturity if the Company has the intent and ability to hold debt securities to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years. The Company currently has no financial assets classified as held-to-maturity.

(iii)  Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets, and long-term non-trade receivable as loans and receivables.

(iv)  Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale   and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company currently has no financial assets classified as available-for-sale.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

Financial liabilities

(i)    Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently has no financial liabilities at FVTPL.

(ii)   Other financial liabilities
Other financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition other financial liabilities are measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments and contingent consideration), and long-term debt as other financial liabilities.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of the effectiveness of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships (continued):

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income in equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to net earnings in the same period that the hedged item affects net earnings.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

The Company classifies its existing revolving long-term bank credit facility as a non-current liability on the basis that the Company has the discretion to refinance or rollover amounts drawn under the facility for at least twelve months following the reporting date.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Employee benefits:

Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company also maintains a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. The Retirement Plan has been frozen since January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The pension obligation is actuarially determined using the projected benefit method to determine plan obligations and related periodic costs. Assets of the Retirement Plan are invested in high quality money market funds and are recorded at fair value. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. Because the Retirement Plan is frozen, salary escalation is not considered in the actuarial valuation, and there are no current service costs incurred.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in employee benefit obligations in the consolidated statement of financial position. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities. A corresponding amount is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to prior sales are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the re-measurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa)	Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb)	Share based payments:

Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Non-Treasury restricted share units are expected to be settled in cash, except to the extent that common shares have been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash. Non-Treasury restricted share units expected to be settled in cash are accounted for as cash settled awards, with the recognized compensation expense included in accounts payable and accrued liabilities. Compensation expense is initially measured at fair value at the grant date and is recognized in net earnings over the vesting period. The liability is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period are recognized immediately to net earnings to the extent that they relate to past services, and recognition is amortized over the remaining vesting period to the extent that they relate to future services. The cumulative compensation cost that will ultimately be recognized is the fair value of the Company's shares at the settlement date.

Non-Treasury restricted share units expected to be settled in common shares
Non-Treasury restricted share units are expected to be settled in common shares only when common shares have been purchased on the open market and held in a trust for the purpose of settling a corresponding amount of non-Treasury restricted share units in common shares in lieu of cash. At the time common shares are purchased on the open market and designated for future settlement of a corresponding amount of non-Treasury restricted share units, any accumulated accrued compensation expense previously credited to accounts payable and accrued liabilities for such non-Treasury restricted share units is transferred to contributed surplus, and compensation expense continues to be recognized over the remaining vesting period, based on the purchase cost of the common shares that are held in trust, with a corresponding increase to contributed surplus. In addition, the common shares purchased by the trust are considered as being temporarily held in treasury, as described in note 15(e) to these consolidated financial statements. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts in contributed surplus are transferred to share capital.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb)	Share based payments (continued):

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is re-measured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(cc)	Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(dd)	Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Determination of Cash Generating Units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, have been issued but are not yet effective for the year ended September 29, 2013. Accordingly, these standards have not been applied in preparing these audited annual consolidated financial statements. The new standards include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial instruments (continued)
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. The effective date for IFRS 9 has yet to be determined. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendments to IAS 19 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

New Buffalo Shirt Factory Inc.

On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo is a leader in screenprinting and apparel decoration, which provides high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo is to complement the further development of the Company’s relationships with the major consumer brands which it supplies. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to New Buffalo’s assembled workforce, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The fair value of acquired trade accounts receivable was $5.5 million. Gross contractual amounts receivable were $5.6 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.1 million.

The results of New Buffalo are included in the Branded Apparel segment. The acquisition of the net assets of New Buffalo had no material impact on net sales and on net earnings for the year ended September 29, 2013. There would have been no material impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of New Buffalo occurred at the beginning of the Company's fiscal year.

CanAm Yarns, LLC

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (“Gildan Yarns”). The acquisition has been presented in the consolidated statement of cash flows as a cash outflow from investing activities of $2.3 million, which represents the cash consideration paid of $11.1 million, net of cash acquired of $8.8 million. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. Gildan Yarns operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from these facilities is utilized by the Company in its manufacturing operations. The acquisition is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. An amount of $1.1 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.1 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the consolidated statement of earnings and comprehensive income.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

CanAm Yarns, LLC (continued)

In fiscal 2013, the output of Gildan Yarns was consumed primarily by the Printwear segment. The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the year ended September 29, 2013. There would have been no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for both business acquisitions in fiscal 2013:

	New Buffalo	CanAm	Total

Assets acquired:
Cash and cash equivalents	$-	$8,817	$8,817
Trade accounts receivable	5,506	-	5,506
Inventories	2,033	2,227	4,260
Prepaid expenses and deposits	69	62	131
Other current assets	25	401	426
Property, plant and equipment	1,990	12,404	14,394
Other non-current assets	-	75	75
	9,623	23,986	33,609

Liabilities assumed:
Accounts payable and accrued liabilities	(3,286)	(3,556)	(6,842)
Deferred income taxes	-	(914)	(914)
	(3,286)	(4,470)	(7,756)

Goodwill	3,958	2,308	6,266
Net assets acquired at fair value	$10,295	$21,824	$32,119

Cash consideration paid at closing	$5,757	$11,087	$16,844 (i)
Fair value of the equity interest in CanAm held by the
Company immediately prior to the acquisition date	-	11,087	11,087
Balance due	500	-	500
Settlement of pre-existing relationships	4,038	(350)	3,688
	$10,295	$21,824	$32,119

(i)
The cash consideration paid has been presented in the consolidated statement of cash flows as a cash outflow from investing activities of $8.0 million, which represents the cash consideration paid of $16.8 million, net of cash acquired of $8.8 million.

Anvil Holdings, Inc.

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”), a supplier of high-quality basic T-shirts and sport shirts, for cash consideration of $87.4 million, net of cash acquired. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition. The Company determined the fair value of the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Anvil Holdings, Inc. (continued)

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$31,491
Income taxes receivable	2,253
Inventories	59,005
Prepaid expenses and deposits	1,796
Other current assets	501
Property, plant and equipment	14,753
Intangible assets (i)	9,700
Deferred income taxes	5,066
Other non-current assets	1,714
126,279

Liabilities assumed:
Accounts payable and accrued liabilities	(26,276)
Employee benefit obligations	(1,451)
Provisions	(4,500)
(32,227)

Net identifiable assets acquired	94,052
Purchase gain on business acquisition	(6,679)
Consideration transferred (excluding cash acquired of $627)	$87,373

(i)
The intangible assets acquired are comprised of customer relationships in the amount of $5.0 million, which are being amortized on a straight line basis over their estimated useful lives of seven years, and trademarks in the amount of $4.7 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The fair value of acquired trade accounts receivable was $31.5 million. Gross contractual amounts receivable were $32.9 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $1.4 million.

The excess of the net assets acquired over the consideration transferred represents a purchase gain on business acquisition of approximately $6.7 million. Excluded from the purchase gain were $1.2 million of acquisition-related transaction costs and $10.2 million of charges relating to a restructuring plan pursuant to the acquisition of Anvil. These charges were identified during the acquisition process, but were not recognized as liabilities assumed in the acquisition accounting in accordance with IFRS. The purchase gain in connection with this acquisition is not taxable. The purchase gain, acquisition-related transaction costs and charges relating to the restructuring plan have been included in restructuring and acquisition-related costs in the consolidated statements of earnings and comprehensive income.

The Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of products for leading consumer brands, including major sportswear and family entertainment brands.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS:

	September 29,	September 30,
	2013	2012

Bank balances	$96,493	$68,748
Term deposits	875	1,662
	$97,368	$70,410

7. TRADE ACCOUNTS RECEIVABLE:

	September 29,	September 30,
	2013	2012

Trade accounts receivable	$258,685	$262,090
Allowance for doubtful accounts	(3,667)	(4,495)
	$255,018	$257,595

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	2013	2012

Balance, beginning of year	$(4,495)	$(4,106)
Bad debt (expense) recovery	(713)	401
Write-off of trade accounts receivable	1,607	648
Increase due to business acquisitions (note 5)	(66)	(1,438)
Balance, end of year	$(3,667)	$(4,495)

8. INVENTORIES:

	September 29,	September 30,
	2013	2012

Raw materials and spare parts inventories	$69,508	$61,841
Work in progress	36,507	37,358
Finished goods	489,779	453,869
	$595,794	$553,068

The amount of inventories recognized as an expense and included in cost of sales was $1,508.6 million for fiscal 2013 (2012 - $1,517.8 million), which included an expense of $6.0 million (2012 - $4.2 million) related to the write-down of inventory to net realizable value.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2013

Cost
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702
Additions	648	13,889	18,158	23,498	114,030	170,223
Additions through business
acquisitions	338	4,613	9,320	123	-	14,394
Transfers	-	435	9,144	2,190	(11,769)	-
Disposals	-	(739)	(36,406)	(7,807)	-	(44,952)
Balance, September 29, 2013	$39,922	$249,230	$532,557	$114,628	$114,030	$1,050,367

Accumulated depreciation
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265
Depreciation	-	7,721	54,551	16,811	-	79,083
Disposals	-	(424)	(34,689)	(7,737)	-	(42,850)
Balance, September 29, 2013	$-	$72,465	$262,785	$59,248	$-	$394,498
Carrying amount,
September 29, 2013	$39,922	$176,765	$269,772	$55,380	$114,030	$655,869

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2012

Cost
Balance, October 2, 2011	$35,113	$194,530	$464,886	$91,853	$47,547	$833,929
Additions	3,620	17,066	35,891	4,689	8,755	70,021
Additions through business
acquisitions	100	2,703	7,310	1,626	3,014	14,753
Transfers from or to assets
held for sale	114	(212)	-	-	-	(98)
Transfers	-	17,337	30,210	-	(47,547)	-
Disposals	(11)	(392)	(5,956)	(1,544)	-	(7,903)
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702

Accumulated depreciation
Balance, October 2, 2011	$-	$52,881	$191,696	$39,028	$-	$283,605
Depreciation	-	12,494	55,763	12,560	-	80,817
Transfers to assets held
for sale	-	(137)	-	-	-	(137)
Disposals	-	(70)	(4,536)	(1,414)	-	(6,020)
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265
Carrying amount,
September 30, 2012	$38,936	$165,864	$289,418	$46,450	$11,769	$552,437

GILDAN 2013 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT (continued):

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

As at September 29, 2013, there were contractual purchase obligations outstanding of approximately $125.2 million for the acquisition of property, plant and equipment compared to $38.3 million as of September 30, 2012.

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2013	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716
Additions	-	-	-	4,315	-	4,315
Disposals	-	-	-	(680)	-	(680)
Balance, September 29, 2013	$133,866	$102,045	$51,000	$31,740	$1,700	$320,351

Accumulated amortization
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735
Amortization	7,152	-	7,602	1,541	460	16,755
Disposals	-	-	-	(676)	-	(676)
Balance, September 29, 2013	$30,451	$-	$18,689	$21,974	$1,700	$72,814
Carrying amount,
September 29, 2013	$103,415	$102,045	$32,311	$9,766	$-	$247,537

2012	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, October 2, 2011	$128,866	$94,000	$51,000	$26,038	$1,700	$301,604
Additions	-	3,345	-	2,094	-	5,439
Additions through business
acquisitions	5,000	4,700	-	-	-	9,700
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716

Accumulated amortization
Balance, October 2, 2011	$16,600	$-	$3,484	$19,477	$390	$39,951
Amortization	6,699	-	7,603	1,659	850	16,811
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735
Carrying amount,
September 30, 2012	$110,567	$102,045	$39,913	$6,996	$460	$259,981

GILDAN 2013 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill

	2013	2012

Balance, beginning of period(i)	$143,833	$143,833
Goodwill acquired (note 5)	6,266	-
Balance, end of period	$150,099	$143,833

(i)
The comparative balance as at September 30, 2012 has been adjusted to correct a non-significant error in the purchase price allocation relating to the acquisition of Gold Toe in fiscal 2011. The correction resulted in a $1.9 million increase to goodwill, a $1.1 million increase to deferred income tax assets, and a $3.0 million decrease to trade accounts receivable as at the acquisition date in April 2011 and as at September 30, 2012.

Recoverability of cash-generating units

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	September 29,	September 30,
	2013	2012

Branded Apparel
Goodwill	$144,303	$140,345
Trademarks	97,345	97,345
	241,648	237,690

Printwear
Goodwill	5,796	3,488
Trademarks	4,700	4,700
	$10,496	$8,188

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs to sell. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at September 29, 2013, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount – Branded Apparel
The Company determined the recoverable amount of the Branded Apparel CGU based on a value in use calculation using cash flow projections, which take into account financial budgets and forecasts approved by senior management covering a five-year period with a terminal value calculated by discounting the final year in perpetuity. The key assumptions for the value in use calculation include estimated sales volumes, selling prices and input costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to cash flow projections was 14.2%. A growth rate of 2%, which does not exceed the historical and industry average growth rates, was used to calculate the terminal value. The Company determined that no reasonably possible change in the key assumptions would have resulted in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing. There were no amounts drawn under the facility as at September 29, 2013 (September 30, 2012 - $181.0 million) and the effective interest rate for fiscal 2013 was 2.4% (2012 - 2.2%), including the cash impact of interest rate swaps. In addition, an amount of $7.4 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit as described in note 24. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at September 29, 2013.

12. EMPLOYEE BENEFIT OBLIGATIONS:

	September 29,	September 30,
	2013	2012

Defined benefit pension plan	$5,776	$5,871
Statutory severance obligation	10,935	12,246
Defined contribution plan	1,775	1,495
	$18,486	$19,612

(a)	Defined benefit pension plan:

The Company has a funded qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of Gold Toe. An actuarial valuation is performed at every year-end, and was therefore last performed at September 29, 2013. The last valuation for funding purposes was performed on January 1, 2012. The Retirement Plan filed for termination in October 2012. The Company has committed to fully funding the Retirement Plan on a termination basis at the time assets are distributed. The Company’s plan for termination of the Retirement Plan was approved in the fourth quarter of fiscal 2013, and the final wind-up is expected to take place in fiscal 2014.

The funded status of the Company’s Retirement Plan was as follows:

	2013	2012

Benefit obligation, beginning of year	$9,571	$18,983
Interest cost	315	595
Actuarial gain	(529)	(765)
Settlement gain	-	(725)
Benefits paid	(550)	(180)
Plan settlements	-	(8,337)
Benefit obligation, end of year	$8,807	$9,571

Fair value of plan assets, beginning of year	$3,700	$12,564
Plan settlements	-	(8,337)
Expected return on plan assets	101	273
Actuarial loss	(220)	(620)
Benefits paid	(550)	(180)
Fair value of plan assets, end of year	$3,031	$3,700

Plan deficit / defined benefit pension liability, end of year	$5,776	$5,871

GILDAN 2013 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(a)	Defined benefit pension plan (continued):

The plan assets are invested entirely in high quality money market funds. The expected rate of return on plan assets of 3.5% is based on published capital market assumptions for high quality money market funds. The actual loss on plan assets for fiscal 2013 was $0.1 million (2012 - $0.3 million).

The net periodic pension expense (gain) of the Company’s Retirement Plan for the years ended September 29, 2013 and September 30, 2012 includes the following components:

	2013	2012

Interest cost	$315	$595
Expected return on plan assets	(101)	(273)
Settlement gain	-	(725)
Net periodic pension expense (gain) - included in
restructuring and acquisition-related costs	$214	$(403)

Weighted-average assumptions to determine benefit obligations and net periodic benefit cost:

	2013	2012

Benefit obligation:
Discount rate	4.31%	3.40%

Net periodic benefit cost:
Discount rate	3.40%	4.37%
Rate of return on plan assets	3.50%	3.50%

(b)   Statutory severance obligation:

	2013	2012

Benefit obligation, beginning of year	$12,246	$12,586
Service cost	8,242	7,691
Interest cost	3,650	3,093
Actuarial gain	(127)	(178)
Benefits paid	(13,076)	(10,946)
Benefit obligation, end of year	$10,935	$12,246

A discount rate between 10% and 12%, and a rate of compensation increase between 5% and 7% were used to calculate the accumulated benefit obligation of statutory severance.

(c)	Defined contribution plan:

During fiscal 2013, defined contribution expenses were $2.3 million (2012 - $2.0 million).

(d)	Actuarial losses recognized in other comprehensive income:

The cumulative amount of actuarial losses recognized in other comprehensive income as at September 29, 2013 was $3.2 million (September 30, 2012 - $3.6 million) which have been reclassified to retained earnings in the period in which they were recognized.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PROVISIONS:

	2013	2012

Balance, beginning of year	$13,042	$8,226
Assumed in a business acquisition (note 5)	-	4,500
Provisions made during the year	2,972	-
Accretion of interest	311	316
Balance, end of year	$16,325	$13,042

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S. for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years, and costs related to the exit of an Anvil administrative office lease.

14. EQUITY:

(a)	Shareholder rights plan:

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income:

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at September 29, 2013 and September 30, 2012 none of the first and second preferred shares were issued.

Issued:
As at September 29, 2013, there were 121,626,076 common shares (September 30, 2012 - 121,386,090) issued and outstanding, which are net of 282,761 common shares (September 30, 2012 - 210,400) that have been purchased and are held in trust as described in note 14(e).

(d)	Normal course issuer bid:

In December 2011 the Company implemented a normal course issuer bid (“NCIB”) to repurchase for cancellation up to one million outstanding common shares of the Company on the TSX and the NYSE, representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. The Company did not renew the NCIB which expired on December 5, 2012. During fiscal 2013, there were no repurchases under the NCIB.

(e)	Common shares purchased as settlement for non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. At the time the common shares are purchased, the amounts previously credited to accounts payable and accrued liabilities for the non-Treasury RSUs initially expected to be settled in cash are transferred to contributed surplus. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (continued):

(e)	Common shares purchased as settlement for non-Treasury RSUs (continued):

	2013			2012
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	210	$5,990	$28.52	79	$2,152	$27.24
Distributed	(205)	(5,864)	28.60	(79)	(2,152)	27.24
Purchased	278	9,621	34.61	210	5,990	28.52
Balance, end of year	283	$9,747	$34.44	210	$5,990	$28.52

Subsequent to year end, the Company distributed 150,210 common shares with an average cost of $33.33 per share as settlement for the vesting of the equivalent number of non-Treasury RSUs.

(f)	Contributed surplus:

The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

15. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at September 29, 2013 and September 30, 2012. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	September 29,	September 30,
	2013	2012

Financial assets
Loans and receivables:
Cash and cash equivalents	$97,368	$70,410
Trade accounts receivable	255,018	257,595
Other current assets	9,931	8,561
Long-term non-trade receivables included in other
non-current assets	3,400	509
Derivative financial instruments designated as effective
hedging instruments included in other current assets	1,103	133

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$287,382	$247,622
Long-term debt - bearing interest at variable rates	-	181,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,032	7,870
Contingent consideration	-	950

GILDAN 2013 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying amounts and fair values (continued):

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates because of the short-term maturity of those instruments. The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b)  Derivative financial instruments:

During fiscal 2013, the Company entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at September 29, 2013 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Canadian dollars, Pounds sterling and Swiss franc, against the U.S. dollar. For fiscal 2013, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 29, 2013:

				Carrying and fair value		Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell GBP/Buy USD	26,412	1.5510	40,966	-	(1,319)	(1,319)
Sell EUR/Buy USD	27,834	1.3237	36,844	-	(713)	(713)
Sell USD/Buy CAD	16,230	0.9487	15,398	286	-	286
Sell USD/Buy EUR	9,086	1.2844	11,670	586	-	586
Sell USD/Buy CHF	5,323	1.0556	5,619	231	-	231
			$110,497	$1,103	$(2,032)	$(929)

GILDAN 2013 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2013	2012

Interest expense on financial liabilities recorded at amortized cost	$3,899	$7,315
Recognition of deferred hedging loss on interest rate swaps (i)	4,734	-
Bank and other financial charges	3,674	3,676
Interest accretion on discounted provision	312	324
Foreign exchange loss	239	283
Derivative gain on financial instruments not designated for
hedge accounting	(845)	-
	$12,013	$11,598

(i) During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 were recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments were still expected to occur throughout the year, the cumulative loss in accumulated other comprehensive income was drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occurred. During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments are no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

(d)	Other comprehensive income (loss):

	2013	2012

Net gain (loss) on derivatives designated as cash flow hedges	$1,168	$(4,955)
Income taxes	(12)	50

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	469	(2,993)
Cost of sales	(321)	-
Selling, general and administrative expenses	-	(563)
Financial expenses, net	5,110	2,029
Income taxes	5	33
Cash flow hedges income (loss)	6,419	(6,399)

Actuarial gain on employee benefit obligations	436	323
Other comprehensive income (loss)	$6,855	$(6,076)

As at September 29, 2013, approximately $0.7 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,500,000 common shares for issuance under the plans. As at September 29, 2013, a total of 319,712 shares (September 30, 2012 - 295,493) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2012 - $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at September 29, 2013, 2,138,374 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All stock options granted prior to fiscal 2008 have fully vested.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs expected to be settled in cash and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
		exercise price
	Number	(CA$)

Stock options outstanding, October 2, 2011	961	$24.28
Changes in outstanding stock options:
Granted	190	27.20
Exercised	(56)	14.09
Forfeited	(41)	28.50
Stock options outstanding, September 30, 2012	1,054	25.18
Changes in outstanding stock options:
Granted	191	31.17
Exercised	(195)	27.18
Forfeited	(4)	29.72
Stock options outstanding, September 29, 2013	1,046	$25.88

GILDAN 2013 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at September 29, 2013, 143,283 outstanding options were exercisable at the weighted average exercise price of CA$29.33 (September 30, 2012 - 246,006 options at CA$28.58). For stock options exercised during fiscal 2013, the weighted average share price at the date of exercise was CA$42.21 (2012 - CA$25.09). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended September 29, 2013 was $14.34 (September 30, 2012 - $11.42). Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

	2013	2012

Exercise price	$ 31.17	$ 27.20
Risk-free interest rate	1.30%	1.31%
Expected volatility	54.70%	52.75%
Expected life	5.25 years	5.25 years
Expected dividend yield	0.95%	1.00%

The following table summarizes information about stock options issued and outstanding and exercisable at September 29, 2013:

	Options issued and outstanding		Options exercisable
		Remaining
Exercise prices (CA$)	Number	contractual life (yrs)	Number

$ 20.12	58	3	17
$ 22.13	410	6	-
$ 23.49	99	2	61
$ 27.20	177	5	-
$ 28.64	59	4	13
$ 31.17	191	6	-
$ 39.39	52	1	52
	1,046		143

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 2, 2011	911	$23.34
Changes in outstanding Treasury RSUs:
Granted	68	26.60
Granted for dividends declared	10	25.10
Settled through the issuance of common shares	(102)	27.32
Forfeited	(3)	27.61
Treasury RSUs outstanding, September 30, 2012	884	23.13
Changes in outstanding Treasury RSUs:
Granted	21	38.28
Granted for dividends declared	7	40.06
Settled through the issuance of common shares	(93)	28.38
Forfeited	(47)	30.31
Treasury RSUs outstanding, September 29, 2013	772	$22.64

As at September 29, 2013 and September 30, 2012, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2013 was $5.4 million (2012 - $4.6 million). The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	2013	2012

Non-Treasury RSUs outstanding, beginning of year	529	396
Changes in outstanding non-Treasury RSUs:
Granted	223	247
Granted for dividends declared	6	7
Settled	(172)	(94)
Forfeited	(17)	(27)
Non-Treasury RSUs outstanding, end of year	569	529

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market. The settlement amount for non-Treasury RSUs expected to be settled in cash is based on the Company's five-day average share price at the vesting date. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at September 29, 2013 and September 30, 2012, none of the outstanding non-Treasury RSUs were vested.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2013 was $10.0 million (2012 - $6.1 million). As at September 29, 2013, 271,029 non-Treasury RSUs (September 30, 2012 – 318,923) were expected to be settled in cash, for which a recognized amount of $6.3 million (September 30, 2012 - $4.3 million) is included in accounts payable and accrued liabilities, based on a fair value per non-Treasury RSU of $47.01.

(c)	Deferred share unit plan:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at September 29, 2013, there were 121,677 (September 30, 2012 - 110,322) DSUs outstanding at a value of $5.7 million (September 30, 2012 - $3.5 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2013 was $2.7 million (2012 - $1.3 million).

Changes in outstanding DSUs were as follows:

	2013	2012

DSUs outstanding, beginning of year	110	78
Granted	22	31
Granted for dividends declared	1	1
Redeemed	(11)	-
DSUs outstanding, end of year	122	110

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2013	2012

Selling expenses	$99,666	$75,206
Administrative expenses	115,526	89,601
Distribution expenses	67,371	61,228
	$282,563	$226,035

(b)	Employee benefit expenses:

	2013	2012

Salaries, wages and other short-term employee benefits	$310,862	$254,994
Share-based payments	15,483	10,970
Post-employment benefits	16,244	21,344
	$342,589	$287,308

GILDAN 2013 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(c)	Lease expense:

During the year ended September 29, 2013 an amount of $16.5 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2012 - $14.0 million).

As at September 29, 2013, the future minimum lease payments under non-cancellable leases were as follows:

September 29,
2013

Within 1 year	$14,368
Between 1 and 5 years	26,759
More than 5 years	5,157
$46,284

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2013	relocations	structure	Total

Write-downs and losses on disposal of assets held
for sale and property, plant and equipment	$552	$-	$552
Employee termination and benefit costs	1,436	-	1,436
Net pension expense	-	214	214
Exit, relocation and other costs	3,864	1,830	5,694
Remeasurement of contingent consideration in
connection with a business acquisition	-	(950)	(950)
Loss on business acquisition achieved in stages (note 5)	-	1,518	1,518
Acquisition-related transaction costs	-	324	324
	$5,852	$2,936	$8,788

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2012	relocations	structure	Total

Write-downs and losses on disposal of assets held
for sale and property, plant and equipment	$4,851	$-	$4,851
Employee termination and benefit costs	533	7,324	7,857
Net pension recovery	-	(403)	(403)
Exit, relocation and other costs	616	6,971	7,587
Remeasurement of contingent consideration in
connection with a business acquisition	-	532	532
Purchase gain on business acquisition (note 5)	-	(6,679)	(6,679)
Acquisition-related transaction costs	-	1,217	1,217
	$6,000	$8,962	$14,962

GILDAN 2013 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE (continued):

In fiscal 2013, most of the facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013. Costs related to facility closures and relocations in fiscal 2012 consisted primarily of asset write-downs and employee termination and benefit costs incurred in connection with facilities closed in prior years.

Costs related to business acquisitions and changes in management structure in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. Acquisition-related costs incurred in fiscal 2012 related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil.

Assets held for sale of $5.8 million as at September 29, 2013 (September 30, 2012 - $8.0 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

19. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2013	2012

Earnings before income taxes	$330,719	$144,127
Applicable tax rate	26.9%	27.2%
Income taxes at applicable statutory rate	88,801	39,246

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(84,037)	(51,640)
Income tax expense for prior taxation years	25	974
Non-recognition of tax benefits related to tax losses and
temporary differences	6,064	5,910
Effect of non-deductible expenses and other	(312)	1,173
Total income tax expense (recovery)	$10,541	$(4,337)
Average effective tax rate (recovery)	3.2%	(3.0%)

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The decrease is due to the difference in provincial allocation of taxable earnings between 2013 and 2012.

The details of income tax expense (recovery) are as follows:

	2013	2012

Current income taxes	$8,352	$6,005

Deferred income taxes:
Origination and reversal of temporary differences	(3,621)	(16,286)
Non-recognition of tax benefits related to tax losses and
temporary differences	6,064	5,910
Effect of substantively enacted income tax rates changes	(254)	34
	2,189	(10,342)

	$10,541	$(4,337)

GILDAN 2013 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	September 29,	September 30,
	2013	2012

Deferred tax assets:
Non-capital losses	$61,342	$66,386
Non-deductible reserves and accruals	35,030	32,224
Property, plant and equipment	6,816	4,795
Other items	4,839	5,638
	$108,027	$109,043
Unrecognized deferred tax assets	(17,771)	(12,053)
Deferred tax assets	$90,256	$96,990

Deferred tax liabilities:
Property, plant and equipment	$(6,062)	$(4,984)
Intangible assets	(82,751)	(87,535)
Deferred tax liabilities	$(88,813)	$(92,519)
	$1,443	$4,471

The details of changes to deferred income tax assets and liabilities were as follows:

	2013	2012

Balance, beginning of year, net	$4,471	$(10,877)

Recognized in the statements of earnings:
Non-capital losses	(5,044)	(859)
Non-deductible reserves and accruals	2,806	3,850
Property, plant and equipment	2,104	5,939
Intangible assets	4,784	7,337
Other	(775)	(15)
Unrecognized deferred tax assets	(6,064)	(5,910)
	(2,189)	10,342

Business acquisitions	(914)	5,066
Other	75	(60)
Balance, end of year, net	$1,443	$4,471

As at September 29, 2013, the Company has tax credits, capital and non-capital loss carryforwards and other taxable temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $17.8 million, for which no deferred tax asset has been recognized (September 30, 2012 - $12.1 million). The tax credits and capital and non-capital loss carryforwards expire between 2019 and 2033. The utilization of the recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividend or otherwise. As at September 29, 2013, a deferred income tax liability of approximately $40 million would result from the recognition of the taxable temporary differences of approximately $151 million.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2013	2012

Net earnings - basic and diluted	$320,178	$148,464

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,488
Basic earnings per share	$2.64	$1.22

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,488
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	1,253	580
Diluted weighted average number of common shares
outstanding	122,708	122,068
Diluted earnings per share	$2.61	$1.22

Excluded from the above calculation for the year ended September 29, 2013 are 191,088 stock options (2012 - 823,687) and 3,997 Treasury RSUs (2012 - 62,000) which were deemed to be anti-dilutive.

21. DEPRECIATION AND AMORTIZATION:

	2013	2012

Depreciation of property, plant and equipment	$78,897	$80,625
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the year	(374)	(2,863)
Depreciation of property, plant and equipment included in net earnings	78,523	77,762
Amortization of intangible assets, excluding software	15,214	15,152
Amortization of software	1,541	1,659
Depreciation and amortization included in net earnings	$95,278	$94,573

Depreciation and amortization expense for fiscal 2012 included an impairment charge of $6.0 million, which consisted primarily of a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment in connection with the ramp-down of the Company’s Rio Nance 1 textile facility in Honduras.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2013	2012

Depreciation and amortization (note 21)	$95,278	$94,573
Loss on business acquisition achieved in stages (note 5 and 18)	1,518	-
Purchase gain on business acquisition (note 5 and 18)	-	(6,679)
Restructuring charges related to assets held for sale and
property, plant and equipment (note 18)	552	4,851
(Gain) loss on remeasurement of contingent consideration (note 18)	(950)	532
Loss on disposal of property, plant and equipment	1,002	1,619
Share-based compensation	8,268	4,606
Deferred income taxes (note 19)	2,189	(10,342)
Equity earnings in investment in joint venture	(46)	(597)
Unrealized net loss on foreign exchange and financial derivatives	428	160
Other non-current assets	(2,032)	6,634
Employee benefit obligations	(467)	(1,452)
Provisions	3,283	316
	$109,023	$94,221

(b)	Variations in non-cash transactions:

	2013	2012

Addition to property, plant and equipment transferred from
prepaid expenses and deposits and other non-current assets	$5,826	$-
Additions to property, plant and equipment included in accounts
payable and accrued liabilities	1,754	(1,295)
Balance due on business acquisition (note 5)	(500)	-
Settlement of pre-existing relationship (note 5)	(4,038)	-
Non-cash ascribed value credited to contributed surplus for
dividends attributed to Treasury RSUs	269	252
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	10,272	5,166

GILDAN 2013 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS:

(a)	Joint ventures:

The Company had transactions with CanAm prior to its acquisition of the remaining 50% ownership interest of CanAm as described in note 5 to these consolidated financial statements. These transactions were based on arm’s length terms and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All outstanding balances are to be settled in cash within twelve months of the reporting date. None of the balances are secured. The following is a summary of the related party transactions and balances owed:

	2013	2012

Transactions:
Yarn purchases	$1,354	$126,126
Yarn sales	-	1,304
Dividend received	-	1,509

Balances outstanding:
Accounts payable and accrued liabilities	-	2,027

The following table illustrates the Company’s proportionate share of summarized financial information of CanAm as at and for the years then ended:

	September 29,	September 30,
	2013	2012

Share of the joint venture's statement of financial position:
Current assets	$-	$6,449
Non-current assets	-	6,878
Current liabilities	-	(2,044)
Equity	$-	$11,283

	2013	2012

Share of the joint venture's income and expenses:
Income	$677	$62,260
Expenses	1,085	61,094
	$(408)	$1,166

(b)	Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2013	2012

Short-term employee benefits	$6,906	$3,263
Post-employment benefits	129	131
Share-based payments	11,373	6,976
	$18,408	$10,370

GILDAN 2013 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees:

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at September 29, 2013, the maximum potential liability under these guarantees was $27.0 million (September 30, 2012 - $16.5 million), of which $5.5 million was for surety bonds and $21.5 million was for financial guarantees and standby letters of credit (September 30, 2012 - $6.9 million and $9.6 million, respectively). The surety bonds are automatically renewed on an annual basis, the financial guarantees and standby letters of credit mature at various dates in fiscal 2014.

As at September 29, 2013, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

25. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures, payment of dividends, and business acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility. The Company used its revolving long-term bank credit facility to finance the acquisition of Anvil in fiscal 2012 and to finance the acquisitions of CanAm and New Buffalo in fiscal 2013.

In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“EBITDA”), which it aims to maintain at less than a maximum of 3.0:1. Net debt is defined as long-term debt less cash and cash equivalents. As at September 29, 2013 and September 30, 2012 the Company’s net debt to EBITDA ratio was below 1.0:1.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CAPITAL DISCLOSURES (continued):

During fiscal 2013, the Company paid an aggregate of $43.7 million of dividends (2012 - $36.6 million) representing a quarterly dividend of $0.09 per share. On November 20, 2013 the Board of Directors declared a quarterly dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on January 6, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 12, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company is not subject to any capital requirements imposed by a regulator.

26. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

	2013	2012

Segmented net sales:
Printwear	$1,468,659	$1,334,252
Branded Apparel	715,644	614,001
Total net sales	$2,184,303	$1,948,253

Segment operating income:
Printwear	$364,363	$209,426
Branded Apparel	78,444	32,827
Total segment operating income	$442,807	$242,253

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$442,807	$242,253
Amortization of intangible assets, excluding software	(15,214)	(15,152)
Corporate expenses	(76,119)	(57,011)
Restructuring and acquisition-related costs	(8,788)	(14,962)
Financial expenses, net	(12,013)	(11,598)
Equity earnings in investment in joint venture	46	597
Earnings before income taxes	$330,719	$144,127

GILDAN 2013 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

	2013	2012

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$50,354	$107,184
Branded Apparel	10,693	25,263
Corporate	25,624	3,244
Assets not yet utilized in operations, net of transfers	102,261	(35,778)
	$188,932	$99,913

Depreciation of property, plant and equipment:
Printwear	$50,759	$54,473
Branded Apparel	25,277	21,195
Corporate	2,487	2,094
	$78,523	$77,762

The reconciliation of total assets to segmented assets is as follows:

	September 29,	September 30,
	2013	2012

Segmented assets (i):
Printwear	$915,253	$878,764
Branded Apparel	866,067	883,908
Total segmented assets	1,781,320	1,762,672
Unallocated assets:
Cash and cash equivalents	97,368	70,410
Income taxes receivable	700	353
Assets held for sale	5,839	8,029
Investment in joint venture	-	12,126
Deferred income taxes	1,443	4,471
Assets not yet utilized in operations	114,030	11,769
Other - primarily corporate assets	42,951	26,607
Consolidated assets	$2,043,651	$1,896,437

(i) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	September 29,	September 30,
	2013	2012

United States	$534,523	$452,481
Canada	37,544	15,101
Honduras	354,039	350,856
Caribbean Basin	98,257	109,056
Bangladesh	19,507	17,289
Other	9,635	11,468
	$1,053,505	$956,251

GILDAN 2013 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

Net sales by major product group were as follows:

	2013	2012

Activewear and underwear	$1,717,869	$1,472,510
Socks	466,434	475,743
	$2,184,303	$1,948,253

Net sales were derived from customers located in the following geographic areas:

	2013	2012

United States	$1,957,904	$1,738,564
Canada	65,959	67,752
Europe and other	160,440	141,937
	$2,184,303	$1,948,253

The Company has two customers accounting for at least 10% of total net sales.

	2013	2012

Customer A	17.9%	14.8%
Customer B	11.3%	12.0%

GILDAN 2013 REPORT TO SHAREHOLDERS P. 97

SHAREHOLDER INFORMATION

Gildan Corporate Office
600 de Maisonneuve Boulevard West
33rd Floor
Montreal, QC H3A 3J2
CANADA
Telephone: 514-735-2023 or
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildan.com
www.GenuineGildan.com

Stock Information
Toronto Stock Exchange
New York Stock Exchange
Symbol: GIL

Annual Meeting of Shareholders
Thursday, February 6, 2014
At 10:00 AM E.S.T.
Centre Mont-Royal
Foyer Mont-Royal
2200 Mansfield
Montreal, QC H3A 3R8
CANADA

Stock Transfer Agent and Registrar
Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
CANADA
Toll free: 1-800-564-6253
Toll free fax: 1-888-453-0330
E-mail: service@computershare.com

Auditors
KPMG LLP

BOARD OF DIRECTORS

William D. Anderson
Chair of the Board of Directors
Director since May 2006

Glenn J. Chamandy
President and Chief Executive Officer
Director since May 1984

Russell Goodman
Chair of the Audit and Finance Committee
Director since December 2010

Russ Hagey
Director since November 2013

George Heller
Director since December 2009

Sheila O'Brien
Chair of the Compensation and Human Resources Committee
Director since June 2005

Pierre Robitaille
Director since February 2003

James R. Scarborough
Director since December 2009

Richard P. Strubel
Director since February 1999

Gonzalo F. Valdes-Fauli
Chair of the Corporate Governance and Social Responsibility Committee
Director since October 2004

EXECUTIVE MANAGEMENT TEAM

Glenn J. Chamandy
President and Chief Executive Officer

Laurence G. Sellyn
Executive Vice-President,
Chief Financial and Administrative Officer

Michael R. Hoffman
President, Printwear

Eric R. Lehman
President, Branded Apparel

Benito A. Masi
Executive Vice-President,
Manufacturing

Anthony Corsano
Senior Vice-President,
Global Lifestyle Brands

Peter Iliopoulos
Senior Vice-President,
Public and Corporate Affairs

Nicolas Lavoie
Senior Vice-President,
Finance

Jonathan Roiter
Senior Vice-President,
Operations and Corporate Development

Chuck Ward
Senior Vice-President,
Yarn-Spinning

Investor Relations
Sophie Argiriou
Vice-President, Investor Communications
Telephone: 514-343-8815 or
Toll free: 1-866-755-2023
E-mail: investors@gildan.com

Corporate Communications
Stéphanie Gaucher
Manager, Corporate Communications
Telephone: 514-343-8811 or
Toll free: 1-866-755-2023
E-mail: communications@gildan.com